   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                        APPLIED VOICE TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             WASHINGTON                                91-1190085
      (STATE OF INCORPORATION)               (I.R.S. EMPLOYER IDENTIFICATION
                                                         NUMBER)
                             11410 N.E. 122ND WAY
                          KIRKLAND, WASHINGTON 98034
                                (425) 820-6000
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROGER A. FUKAI
                            CHIEF FINANCIAL OFFICER
                             11410 N.E. 122ND WAY
                          KIRKLAND, WASHINGTON 98034
                                (425) 820-6000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
         LINDA A. SCHOEMAKER                       WILLIAM W. ERICSON
          MICHAEL T. PRIOR                          CRAIG E. SHERMAN
            PERKINS COIE                            VENTURE LAW GROUP
    1201 THIRD AVENUE, 40TH FLOOR                  4750 CARILLON POINT
   SEATTLE, WASHINGTON 98101-3099              KIRKLAND, WASHINGTON 98033
           (206) 583-8888                            (425) 739-8700

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================
                                                          PROPOSED
                                           PROPOSED       MAXIMUM
                                           MAXIMUM       AGGREGATE     AMOUNT OF
 TITLE OF SECURITIES TO   AMOUNT TO BE  OFFERING PRICE OFFERING PRICE REGISTRATION
     BE REGISTERED       REGISTERED(1)   PER UNIT (2)       (2)           FEE
----------------------------------------------------------------------------------
Common Stock, $.01 par     1,840,000
 value per share........     shares         $27.50      $50,600,000     $15,334
==================================================================================

(1) Includes 240,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997

PROSPECTUS

                                1,600,000 SHARES

                                      LOGO
                                  COMMON STOCK

  Of the 1,600,000 shares of Common Stock offered hereby, 717,000 shares are being sold by Applied Voice Technology, Inc. (the "Company") and 883,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting."

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol AVTC. On October 22, 1997, the last reported sale price of the Common Stock was $28.50 per share. See "Price Range of Common Stock."

                                   --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                   --------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                 PRICE TO     UNDERWRITING   PROCEEDS TO   PROCEEDS TO SELLING
                  PUBLIC       DISCOUNT(1)    COMPANY(2)      SHAREHOLDERS
------------------------------------------------------------------------------
Per Share...     $              $              $                $
------------------------------------------------------------------------------
Total(3)....    $              $              $                $
==============================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company estimated at $300,000.
(3) The Company and one of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 183,750 and 56,250 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Shareholders will be $      , $      , $       and $      , respectively.
    See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about      , 1997, at the office of the agent of Hambrecht &
Quist LLC in New York, New York.

HAMBRECHT & QUIST
                                COWEN & COMPANY
                                                              PIPER JAFFRAY INC.

      , 1997

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Securities and Exchange Commission (the "Commission") by the Company are incorporated by reference into this
Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (3) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 11, 1994; and (4) the Company's Current Reports on Form 8-K dated January 3, 1997 and October 22, 1997.

  All documents filed with the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing such documents.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Applied Voice Technology, Inc., 11410 N.E. 122nd Way, Kirkland, Washington 98034, Attention: Investor Relations, telephone number (425) 820-6000.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified, superseded or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this Prospectus.

                                 ------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 ------------

  AVT, CallXpress, CallXpress3, Changing the Way the World Communicates, PhoneXpress and RightFAX are U.S.-registered trademarks, and AgentXpress and CommercePath are U.S. trademarks, of the Company or one of its subsidiaries. This Prospectus also contains registered trademarks and trademarks of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  Applied Voice Technology, Inc. ("AVT" or the "Company") is a leading provider of software-based computer-telephony solutions for medium-sized enterprises. These solutions are designed to enhance individual and work group productivity, improve customer service, reduce business operating costs and simplify information access and dissemination. The Company's products provide enhanced voice and data integration through applications such as unified voice and data messaging, call center management, interactive voice response ("IVR") and document distribution. The Company's key products are multi-application computer-telephony platforms that run on off-the-shelf hardware, support Windows NT and OS/2, and interface with a wide variety of telephony and computer equipment. The Company also offers add-on modules and software upgrades that provide increased capacity and functionality.

  The Company's expertise with both computer and telephony architectures enables it to bring to market innovative software-based solutions that unify and exchange information on and between the telephone and computer. The Company's telephony-oriented product lines serve the messaging and call center markets and focus on voice and call processing, unified messaging, IVR, personal and workgroup call management and call center productivity applications. The Company's computer-oriented product lines target the fax server and production fax markets and focus on high-performance fax processing and unified messaging, as well as Internet, corporate intranet and phone-based information access.

  The Company sells its products primarily through an indirect channel of resellers and distributors, as well as through direct sales and OEM and private label agreements. Computer-telephony applications generally are purchased in conjunction with, or as upgrades to, telephone systems or computer network systems. Accordingly, while the Company's product lines all provide computer-telephony functionality, the Company tailors its telephony-oriented and computer-oriented products for the distinct distribution channels that market these systems.

  The Company was incorporated in the state of Washington in 1982. Its headquarters are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034, and its telephone number is (425) 820-6000. References in this Prospectus to the "Company" or "AVT" are to Applied Voice Technology, Inc. and its consolidated subsidiaries.

                                  THE OFFERING

Common Stock offered by the Company.    717,000 shares
Common Stock offered by the Selling
 Shareholders.......................    883,000 shares
Common Stock to be outstanding after
 this offering......................  6,609,089 shares(1)
Use of proceeds.....................  For working capital and general corporate purposes, including potential acquisitions
Nasdaq National Market symbol.......  AVTC

--------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. Excludes, as of September 30, 1997, outstanding options to purchase 1,299,372 shares of Common Stock (133,000 of which will be issued upon exercise of stock options by certain Selling Shareholders at closing of this offering) at a weighted average exercise price of $9.79 per share and an additional 335,416 shares that are available for future grant under the Company's stock option plans. Also excludes options to purchase 120,000 shares of Common Stock at an exercise price of $28.09 per share issued in connection with the acquisition of CommercePath, Inc. ("CommercePath"), and 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $13.36 per share. See Notes 3 and 10 to the Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   NINE MONTHS
                                                                      ENDED
                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                         --------------------------------------- ----------------
                          1992    1993    1994    1995   1996(1) 1996(1)  1997(2)
                         ------- ------- ------- ------- ------- -------  -------
                                                                   (UNAUDITED)
STATEMENT OF INCOME
 DATA:
  Net sales............. $15,064 $21,253 $28,761 $31,284 $44,127 $31,457  $40,503
  Gross profit..........   7,833  11,630  16,370  17,920  27,232  19,373   25,480
  Operating income......     238   2,414   5,342   6,730   4,434   1,639    3,413
  Income before income
   tax expense..........     103   2,482   5,636   7,846   5,353   2,289    4,196
  Net income (loss)(3)..     103   2,482   4,238   5,334   1,934     (26)   2,686
  Net income (loss) per
   common share(3)(4)... $  0.03 $  0.68 $  1.00 $  0.94 $  0.33 $   (--) $  0.44
  Weighted average
   common and common
   equivalent shares
   outstanding(4).......   3,486   3,625   4,242   5,697   5,837   6,064    6,160

                                                            SEPTEMBER 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(5)
                                                          ------- --------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................................ $35,675    $54,788
  Total assets...........................................  51,494     70,607
  Long-term debt, less current portion...................      --         --
  Total shareholders' equity.............................  43,723     62,836

--------------------
(1) Reflects a $4,140,000 nonrecurring charge for the write-off of purchased, in-process research and development associated with the acquisition of RightFAX, Inc. ("RightFAX") in January 1996.
(2) Reflects a $3,898,000 nonrecurring charge for the write-off of purchased, in-process research and development associated with the acquisition of Telcom Technologies Inc. ("Telcom Technologies") in January 1997.
(3) The Company utilized net operating loss carryforwards in each of the years ended December 31, 1992 and 1993, and therefore recognized no income tax expense in those periods. During 1993, the Company utilized all remaining tax loss carryforwards.
(4) Computed on the basis described in Note 1 to the Consolidated Financial Statements.
(5) Adjusted to give effect to the sale by the Company of 717,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.50 per share, less the underwriting discount and estimated offering expenses payable by the Company (assuming no exercise of the Underwriters' over-allotment option). See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  Fluctuations in Quarterly Operating Results; Limited Backlog. The Company's quarterly results of operations are subject to significant fluctuations due to a variety of factors, including the timing of customer orders, changes in the Company's mix of products and distribution channels, the announcement or introduction of new products by the Company or its competitors, pricing pressures and general economic conditions. For example, mix shifts between fully integrated systems and software kits result in fluctuations in gross margins because fully integrated systems generate higher revenue per unit but have lower margins due to their hardware component. The Company's results of operations also may fluctuate as a result of seasonal factors. Specifically, due to year-end dealer sales patterns and typical end-user buying patterns, sales in the Company's first quarter, without taking into account the effect of acquisitions, have in the past declined from the fourth quarter of the previous year. Because substantially all of the Company's revenues in each quarter result from orders received in that quarter, the Company has historically operated with little or no backlog. The Company establishes its expenditure levels for product development and other operating expenses based on its expected revenues, and expenses are relatively fixed in the short term. As a result, variations in the timing of sales can cause significant variations in quarterly results of operations. Accordingly, the Company's results of operations for any period are not necessarily indicative of results for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

  Dependence on Indirect Distribution. A substantial majority of the Company's net sales depends on a network of independent telephone equipment dealers and computer-oriented value-added resellers. There is intense competition for the attention of these independent dealers and resellers from both the Company's competitors and from providers of other products normally distributed through these channels. In addition, many of these dealers and resellers do not have the financial resources to withstand a downturn in their businesses. The lack of active effort or interest on the part of these dealers and resellers in selling the Company's products, the loss of a major dealer or reseller, or any other event or condition negatively affecting the distribution network could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to maintain or expand its network of dealers and resellers in the future or that such dealers and resellers will maintain or expand their present level of efforts to sell the Company's products. See "Business-- Distribution."

  Risks Associated With Recent and Future Acquisitions. Since January 1996, the Company has made three strategic acquisitions, including the acquisition of CommercePath in October 1997. While there are currently no commitments with respect to any particular future acquisitions, the Company's management frequently evaluates potential acquisitions of products, technologies and businesses. Acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of operations, products and personnel. Efforts to integrate CommercePath are only now being commenced as the acquisition was recently completed. The failure of efforts to integrate CommercePath or future acquisitions could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, write-offs of purchased, in-process research and development and amortization expenses related to goodwill and other intangible assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Rapidly Changing Technology and Customer Needs. The market for the Company's products is subject to rapid technological change, changes in customer requirements and frequent new product and feature introductions. Customer needs and expectations will require the Company to continue to identify, develop and market new products and features that satisfy those needs and keep pace with technological developments, including evolving industry standards and competitive offerings. Such activities will require the Company to make substantial expenditures on product development. In addition, the Company has devoted significant expenditures to technologies that it anticipates may become widely adopted, such as Windows NT and the Internet. There can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance or that the Company will successfully develop new products or product enhancements on a timely basis. Any failure by the Company to anticipate or respond adequately to technological developments, customer requirements or evolving industry standards, or any significant delays in product development or introduction, could have a material adverse effect on AVT's business, results of operations and financial condition. See "Business-- Product Development."

  Competition. The computer-telephony market is highly competitive and the Company believes that the competitive pressures it faces are likely to intensify, particularly as new offerings based on the Windows NT operating system emerge. The Company's principal competitors in the telephony-oriented market for messaging systems are independent suppliers, including Octel Communications Corporation (which was recently acquired by Lucent Technologies, Inc.), Centigram Communications Corporation, Active Voice Corporation, Voysys Corporation and Callware Technologies, Inc. The Company's principal competitors in the call center systems market are manufacturers such as Aspect Telecommunications Corporation and Rockwell International Corporation. In addition to these independent suppliers of computer-telephony solutions, private branch exchange ("PBX") and key telephone systems manufacturers such as Lucent Technologies, Inc., Northern Telecom Ltd., Siemens Business Communication Systems, Inc., Executone Information Systems, Inc., Panasonic Communications and Systems Co., NEC America, Inc. and Toshiba America Information Systems, Inc. also compete with the Company by offering integrated voice messaging systems, unified messaging systems and automatic call distribution ("ACD") systems of their own design or under various original equipment manufacturer ("OEM") agreements.

  In the market for LAN-based facsimile systems, the Company's principal competitors are Omtool, Ltd., Optus Software, Inc., Alcom Corporation and Computer Associates International, Inc. The Company's fax server products also compete with a range of alternative facsimile solutions, including operating systems containing facsimile and document transmission features, low-end fax modem products, desktop fax software, single-platform facsimile software products and customized proprietary software solutions. In the market for production facsimile systems, the Company's principal competitors are Biscom, Inc., Teubner & Associates and Topcall International AG.

  The Company believes that further acceptance of open systems architectures and the development of industry standards in the call processing market will eliminate some of the technical barriers to entry, allowing additional competitors to enter the market. Many of the Company's existing competitors have substantially greater technical, financial and marketing resources, as well as larger customer and installed bases and greater name recognition, than the Company. Further, some of the Company's competitors are able to achieve marketing advantages by bundling their call processing equipment or competitive facsimile solutions as part of their broader product offerings. The Company expects its competitors to continue to offer improved product technologies and capabilities, the availability of which could cause a significant decline in sales of the Company's existing products. There can be no assurance that the Company will be able to compete successfully or that such competition will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business-- Competition."

  Declining Average Sales Prices. The Company has experienced declining average sales prices in its basic voice messaging products as a result of competitive pressures and in the future may experience declining prices in some of its other product lines. Declining average sales prices of the Company's more significant product lines could lead to a decline in the Company's overall gross margins. To offset and forestall declining average sales prices, the Company believes that it must continue to develop product enhancements and new products with advanced features that are likely to generate higher-margin incremental revenue. If the Company is unable to develop new products and enhancements in a timely manner or if such products do not achieve significant customer acceptance, the Company's business, results of operations and financial condition could be materially adversely affected. See "--Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited Intellectual Property Protection; Potential Infringements. The Company's success depends in part on its ability to protect its proprietary technology. The Company has filed one patent application in the area of unified messaging and has received notice that the patent claims have been allowed, but there can be no assurance that any of the claims in the patent will be upheld or not be circumvented by competitors, or that the patent will provide competitive advantages for the Company's products. In addition, the Company relies on a combination of copyright, trademark and trade secret laws, nondisclosure and other agreements and technical measures to protect its proprietary technology. There can be no assurance that the Company will be able to obtain any meaningful patent protection for its technology in the future, or that the measures taken by the Company will be adequate to prevent or deter misappropriation of its technology or the development of technologies having similar performance characteristics. The Company's use of open systems architecture in the design of its products may make it easier for competitors to misappropriate or replicate the Company's designs and developments. The computer-telephony software industry has historically been characterized by numerous allegations of patent infringement among competitors, and considerable related litigation. The Company has received claims of patent infringement from several parties and likely will receive additional claims in the future. Although none of these claims has led to litigation to date, the Company's investigation into some of these claims has been limited by, among other things, lack of sufficient information regarding the claims. These claims may yet result in the Company's incurring substantial legal expenses and being required to obtain licenses, pay damages for infringement, or cease offering products that infringe such patents. There can be no assurance that a license under patents or other intellectual property that the Company is allegedly infringing would be available to the Company on reasonable terms, if at all. The inability of the Company to obtain necessary licenses or other rights or to protect its proprietary technology could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Proprietary Rights."

  Risks of International Markets. The Company's future growth depends in part on continued expansion of its international sales, which accounted for approximately 13%, 14%, 18% and 21% of net sales in the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, respectively. This expansion requires significant management attention and financial resources, and has resulted in a significant portion of the Company's revenues being subject to the risks associated with international sales. Such risks include necessary product adaptations to local languages and telephone system technology, changes in regulatory requirements, special standards requirements, exposure to exchange rate fluctuations, tariffs and other trade barriers, difficulties in staffing and managing international operations, potentially adverse tax consequences, and uncertainties arising from local business practices and cultural considerations. Although substantially all of the Company's international sales currently are denominated in U.S. dollars, as the Company continues to expand its international operations, it expects its non-dollar-denominated sales and its exposure to gains and losses on international currency transactions to increase. The Company does not currently engage in transactions to hedge against the risk of currency fluctuations. Because most sales are U.S.-dollar denominated, exchange rate fluctuations may make the Company's products noncompetitive in certain markets. Furthermore, continued growth in international markets for the Company's products depends in part on the pace at which various foreign countries are upgrading their telephone systems. There can be no assurance that these factors will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Distribution--International Distribution."

  Dependence on Key Personnel; Management of Growth. The Company's success depends on its ability to attract and retain key personnel involved in engineering, research and development, marketing, sales, finance and administration. In particular, the Company depends to a significant degree on the efforts of its senior management team. The Company does not maintain material key person life insurance. See "Management." The competition for skilled personnel is intense and the loss of the services of key persons in any functional area could have a material adverse effect on AVT's current operations and on new product development efforts. There can be no assurance that the Company will be able to hire or retain sufficient qualified staff to meet its goals. The Company's success also depends on the ability of its officers and key employees to manage growth successfully and to continue to successfully develop product enhancements and new products. The growth in the Company's business has placed, and is expected to continue to place, significant demands on the Company's management and operations. To manage its growth, the Company must continue to implement and improve its operational, financial and management information systems and expand, train and manage its employees. The Company's failure to manage growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Suppliers. The Company uses standard computer hardware for its products. While most components utilized by the Company are readily available, voice processing circuit boards ("voice cards") and facsimile processing circuit boards ("fax cards") are available in quantity only from three domestic suppliers of voice cards and two domestic suppliers of fax cards. The Company has historically relied almost exclusively on Dialogic Corporation ("Dialogic") for its voice cards, and on Dialogic and Brooktrout Technologies, Inc. ("Brooktrout") for its fax cards, primarily because of volume price discounts and the cost and effort required to develop software for an alternate voice or fax card. If the Company were to experience significant delays, interruptions or reductions in its supply of voice or fax cards, or unfavorable changes to price and delivery terms, the Company's business, results of operations and financial condition would be materially adversely affected. See "Business--Manufacturing."

  Possible Volatility of Stock Price. The market price of the Company's Common Stock has been, and is likely to continue to be, volatile. See "Price Range of Common Stock." Factors such as new product announcements or changes in product pricing policies by the Company or its competitors, quarterly fluctuations in the Company's operating results, announcements of technical innovations, announcements relating to strategic relationships or acquisitions, changes in earnings estimates by securities analysts and general conditions in the computer-telephony market, among other factors, may have a significant effect on the market price of the Company's Common Stock. The market prices of securities issued by many companies, particularly in high-technology industries, experience volatility for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

  Management's Discretion as to Use of Net Proceeds. The Company expects to use the net proceeds for general corporate purposes, including working capital. Consequently, the Board of Directors and management of the Company will have broad discretion in allocating a significant portion of the net proceeds of this offering. See "Use of Proceeds."

  Certain Antitakeover Provisions. Certain provisions of Washington law and of the Company's Restated Articles of Incorporation and Restated Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit or depress the price certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company is also authorized to issue Preferred Stock with rights senior to, and that may adversely affect, the Common Stock, without shareholder approval and with such rights, preferences and privileges as the Company's Board of Directors may determine. The Company has no present plans to issue any shares of Preferred Stock.

                               ----------------

  This Prospectus, including the documents incorporated by reference herein, includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The PSLRA provides a "safe harbor" for such statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this Prospectus or incorporated by reference are forward-looking. In particular, the statements under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Industry Background" and "Business--Strategy" and those located elsewhere herein regarding industry prospects, the Company's plans or objectives, the Company's future results of operations or financial position and pro forma information are forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that the Company's actual results may differ significantly from management's expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the foregoing risk factors.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 717,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.50 per share, less the underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $19,113,000 (approximately $24,088,000 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders, other than the proceeds from the exercise of stock options by certain of the Selling Shareholders at closing of this offering. See "Principal and Selling Shareholders."

  The Company expects to use the net proceeds primarily for working capital and other general corporate purposes. As part of its business strategy, the Company continually evaluates potential acquisitions of complementary businesses, products and technologies and has completed several such acquisitions in recent years, including the recent acquisition of CommercePath. The Company currently has no understanding, commitment, agreement or intention with respect to any such acquisitions and has not determined what portion, if any, of the net proceeds will be used for such purposes. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company commenced trading publicly on the Nasdaq National Market on December 8, 1994 and is traded under the symbol AVTC. The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock:

                                                                   HIGH   LOW
                                                                  ------ ------
YEAR ENDED DECEMBER 31, 1995
  First Quarter.................................................. $23.00 $15.50
  Second Quarter.................................................  20.38  13.75
  Third Quarter..................................................  16.50  12.50
  Fourth Quarter.................................................  14.75  11.50
YEAR ENDED DECEMBER 31, 1996
  First Quarter..................................................  14.50   8.38
  Second Quarter.................................................  15.13   9.00
  Third Quarter..................................................  13.38   9.75
  Fourth Quarter.................................................  15.13  10.50
YEAR ENDED DECEMBER 31, 1997
  First Quarter..................................................  19.25  11.88
  Second Quarter.................................................  18.69  12.00
  Third Quarter..................................................  29.63  18.00
  Fourth Quarter (through October 22, 1997)......................  31.63  27.75

  On October 22, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $28.50 per share. As of September 30, 1997, there were approximately 60 holders of record of the Common Stock.

                                DIVIDEND POLICY

  To date, the Company has neither declared nor paid any cash dividends on the Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The Company's bank line of credit agreement prohibits the payment of cash dividends.

                                CAPITALIZATION

  The following table sets forth the Company's capitalization as of September 30, 1997 (i) on an actual basis and (ii) as adjusted to reflect the sale of the 717,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28.50 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company.

                                                            SEPTEMBER 30, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Long-term debt............................................. $    --   $    --
Shareholders' equity:
  Preferred Stock, par value $0.01 per share, 1,000,000
   shares authorized; none outstanding.....................      --        --
  Common Stock, par value $0.01 per share, 30,000,000
   shares authorized; 5,759,089 shares issued and
   outstanding, actual; 6,476,089 shares issued and
   outstanding, as adjusted(1).............................      57        66
  Additional paid-in capital...............................  30,418    49,522
  Accumulated earnings.....................................  13,248    13,248
                                                            -------   -------
    Total shareholders' equity.............................  43,723    62,836
                                                            -------   -------
     Total capitalization.................................. $43,723   $62,836
                                                            =======   =======

---------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. Excludes, as of September 30, 1997, outstanding options to purchase 1,299,372 shares of Common Stock (133,000 of which will be issued upon exercise of stock options by certain Selling Shareholders at closing of this offering) at a weighted average exercise price of $9.79 per share and an additional 335,416 shares that are available for future grant under the Company's stock option plans. Also excludes options to purchase 120,000 shares of Common Stock at an exercise price of $28.09 per share issued in connection with the CommercePath acquisition, and 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $13.36 per share. See Notes 3 and 10 to the Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of and for each of the five years in the period ended December 31, 1996 have been derived from the consolidated financial statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data set forth below as of and for the nine-month periods ended September 30, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company which, in the Company's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of the Company for those periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 1997.

                                                                     NINE MONTHS
                                                                        ENDED
                                  YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          ---------------------------------------- ----------------
                           1992     1993    1994    1995    1996    1996     1997
                          -------  ------- ------- ------- ------- -------  -------
                                                                     (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
  Net sales.............  $15,064  $21,253 $28,761 $31,284 $44,127 $31,457  $40,503
  Cost of sales.........    7,231    9,623  12,391  13,364  16,895  12,084   15,023
                          -------  ------- ------- ------- ------- -------  -------
  Gross profit..........    7,833   11,630  16,370  17,920  27,232  19,373   25,480
                          -------  ------- ------- ------- ------- -------  -------
  Operating expenses:
   Research and
    development.........    2,464    2,421   2,671   2,732   4,149   3,029    4,747
   Selling, general and
    administrative......    5,131    6,795   8,357   8,458  14,509  10,565   13,422
   Write-off of
    purchased, in-
    process research and
    development(1)......       --       --      --      --   4,140   4,140    3,898
                          -------  ------- ------- ------- ------- -------  -------
   Total operating
    expenses............    7,595    9,216  11,028  11,190  22,798  17,734   22,067
                          -------  ------- ------- ------- ------- -------  -------
  Operating income......      238    2,414   5,342   6,730   4,434   1,639    3,413
  Other income
   (expense), net.......     (135)      68     294   1,116     919     650      783
                          -------  ------- ------- ------- ------- -------  -------
  Income before income
   tax expense..........      103    2,482   5,636   7,846   5,353   2,289    4,196
  Income tax expense....       --       --   1,398   2,512   3,419   2,315    1,510
                          -------  ------- ------- ------- ------- -------  -------
  Net income (loss).....  $   103  $ 2,482 $ 4,238 $ 5,334 $ 1,934 $   (26) $ 2,686
                          =======  ======= ======= ======= ======= =======  =======
  Net income (loss) per
   common share(2)(3)...  $  0.03  $  0.68 $  1.00 $  0.94 $  0.33 $   (--) $  0.44
  Weighted average
   common and common
   equivalent shares
   outstanding(3).......    3,486    3,625   4,242   5,697   5,837   6,064    6,160

                                        DECEMBER 31,
                            ------------------------------------- SEPTEMBER 30,
                             1992   1993   1994    1995    1996       1997
                            ------ ------ ------- ------- ------- -------------
                                                                   (UNAUDITED)
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents
   and short-term
   investments............. $  128 $1,817 $22,685 $24,446 $27,679    $28,516
  Working capital..........  1,450  3,948  24,294  29,670  30,870     35,675
  Total assets.............  5,340  7,639  28,944  36,932  46,127     51,494
  Long-term debt, less
   current portion.........     80     --      --     899     313         --
  Total shareholders'
   equity..................  2,090  4,795  24,998  32,889  38,883     43,723

---------------------
(1) Reflects nonrecurring charges of $4,140,000 and $3,898,000 for the write-off of purchased, in-process research and development associated with the acquisition of RightFAX in January 1996 and Telcom Technologies in January 1997, respectively.
(2) The Company utilized net operating loss carryforwards in each of the years ended December 31, 1992 and 1993, and therefore recognized no income tax expense in those periods. During 1993, the Company utilized all remaining tax loss carryforwards.
(3) Computed on the basis described in Note 1 to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  The Company is a leading provider of software-based computer-telephony solutions for medium-sized enterprises. These solutions are designed to enhance individual and work group productivity, improve customer service, reduce business operating costs and simplify access to data and dissemination of information. The Company's products provide enhanced voice and data integration through applications such as unified voice and data messaging, call center management, IVR and document distribution. The Company's key products are multi-application computer-telephony platforms that run on off-the-shelf hardware, support Windows NT and OS/2, and interface with a wide variety of telephony and computer equipment. The Company also offers add-on modules and software upgrades that provide increased capacity and functionality.

  The Company sells its products primarily through an indirect channel of resellers and distributors, as well as through direct sales and OEM and private label agreements. The Company has significantly expanded its product offerings in 1997 by releasing Windows NT-based products in each of its main product categories. The Company's telephony-oriented products include:
CallXpress for Windows NT and CallXpress3, the Company's premier multi-application, high-capacity computer-telephony product lines; PhoneXpress, a full-featured voice messaging system for small to medium-sized enterprises; AgentXpress for Windows NT, a high-performance Windows NT-based ACD system for medium-sized call centers; and Enhanced Agent, a set of interfaces and applications designed to extend the capabilities of AgentXpress. The Company's computer-oriented products include RightFAX 5.0 and RightFAX Enterprise, the Company's LAN-based fax server lines for Windows NT, and RightFAX 4.5, which runs on the OS/2 operating system. With the completion of its acquisition of CommercePath in October 1997, the Company added the CommercePath line of production document delivery systems for Unix and Windows NT to its computer-oriented product line.

  The Company's products address the needs of four segments of the computer-telephony market: advanced computer telephony integration ("CTI") applications, CTI-ready systems, basic messaging systems, and installed base add-ons and service. Advanced CTI application products include CallXpress for Windows NT and CallXpress3 systems sold with at least one advanced CTI application module (in addition to voice mail/automated attendant), AgentXpress for Windows NT, the RightFAX line of fax servers and the CommercePath line of production fax systems. CTI-ready systems are CallXpress for Windows NT and CallXpress3 systems sold initially with voice mail/automated attendant capabilities only, but which can be easily upgraded to include advanced computer-telephony features. The basic messaging market is addressed by the PhoneXpress product. Sales to the installed base of non-CTI capability-enhancing add-ons, capacity-increasing upgrades, maintenance, training and service parts represent the fourth market segment.

  Since January 1996, the Company has made three strategic acquisitions, each of which was accounted for as a purchase. The Company acquired RightFAX, a developer of LAN-based fax server software, in January 1996. In January 1997, the Company acquired selected assets and liabilities of Telcom Technologies, a developer of NT-based open-architecture ACD systems. In connection with the RightFAX and Telcom Technologies acquisitions, the Company recorded nonrecurring charges of $4.1 million and $3.9 million, respectively, for the write-off of purchased, in-process research and development, and recorded additional amounts of goodwill that are being amortized over future years. See "-- Liquidity and Capital Resources." In October 1997, the Company acquired CommercePath, a developer of high-volume production-oriented fax servers. For the fiscal year ended January 31, 1997, CommercePath's net sales were approximately $6 million. The Company expects to record a nonrecurring charge of approximately $7.2 million for the write-off of purchased, in-process research and development related to this acquisition and additional amounts of goodwill that will be amortized in future years. See Notes 8 and 10 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's consolidated statements of income.

                                                                 NINE MONTHS
                                                                    ENDED
                                               YEAR ENDED         SEPTEMBER
                                              DECEMBER 31,           30,
                                            -------------------  -------------
                                            1994   1995   1996   1996    1997
                                            -----  -----  -----  -----   -----
                                                                 (UNAUDITED)
Net sales.................................. 100.0% 100.0% 100.0% 100.0%  100.0%
Cost of sales..............................  43.1   42.7   38.3   38.4    37.1
                                            -----  -----  -----  -----   -----
Gross profit...............................  56.9   57.3   61.7   61.6    62.9
Operating expenses:
  Research and development.................   9.3    8.7    9.4    9.6    11.7
  Selling, general and administrative......  29.0   27.1   32.9   33.6    33.2
  Write-off of purchased, in-process
   research and development................    --     --    9.4   13.2     9.6
                                            -----  -----  -----  -----   -----
  Total operating expenses.................  38.3   35.8   51.7   56.4    54.5
Operating income...........................  18.6   21.5   10.0    5.2     8.4
Other income, net..........................   1.0    3.6    2.1    2.1     1.9
                                            -----  -----  -----  -----   -----
Income before income tax expense...........  19.6   25.1   12.1    7.3    10.3
Income tax expense.........................   4.9    8.0    7.7    7.4     3.7
                                            -----  -----  -----  -----   -----
Net income (loss)..........................  14.7%  17.1%   4.4%  (0.1)%   6.6%
                                            =====  =====  =====  =====   =====

 NET SALES

  The Company derives net sales primarily from initial sales of software kits and licenses and fully integrated systems, as well as follow-on sales of add-on software modules and product upgrades. Sales to dealers and distributors are recognized when the products are shipped. The sales mix among the Company's four market segments and between software kits and fully integrated systems affects both net sales and gross margin. Because of their hardware components, fully integrated systems generate higher revenue per unit and lower margins than comparable software kits. Advanced CTI application systems generally are sold at a higher unit price and with a higher gross margin than basic messaging systems due to the additional software modules purchased and the higher mix of software kits and software licenses as compared to fully integrated systems. Over the past two years, sales have shifted toward higher-margin advanced CTI products and software kits, but there can be no assurance that this trend will continue. See "Risk Factors--Fluctuations in Quarterly Operating Results; Limited Backlog" and "--Declining Average Sales Prices."

  Nine Months ended September 30, 1997 and 1996. Net sales increased 29% to $40.5 million in the nine months ended September 30, 1997 from $31.5 million in the nine months ended September 30, 1996. The increase resulted primarily from sales of advanced CTI applications, which increased 57% over the comparable period in 1996, and represented 58% of net sales, as compared with 47% of net sales in the 1996 period. Sales of CTI-ready systems represented 10% of net sales in the nine months ended September 30, 1997, as compared with 14% of net sales in the comparable 1996 period. The lower-margin basic messaging market continued to be affected by price pressures from competitive offerings. Basic messaging sales declined 18% in the first nine months of 1997 from the first nine months of 1996, and represented 17% of net sales in the 1997 period compared to 27% of net sales in the 1996 period. Sales to the installed base increased 62% in the nine months ended September 30, 1997 from the nine months ended September 30, 1996 due to accelerated marketing efforts of telephony-oriented products and the inclusion of maintenance and spare parts sales related to the January 1997 acquisition of selected assets of Telcom Technologies. Sales to the installed base represented 15% of net sales for the nine months ended September 30, 1997, an increase from 12% of net sales in the comparable 1996 period. International sales for the first nine months of 1997 increased 55% from the comparable period in 1996, and represented 21% of net sales.

  Years ended December 31, 1996 and 1995. Net sales increased 41% to $44.1 million in 1996 from $31.3 million in 1995, due primarily to the growth in sales of advanced CTI applications. Advanced CTI application product sales increased 163% and represented 49% of 1996 net sales as compared to 26% of 1995 net sales. In addition to the inclusion of RightFAX sales for the first time, the Company introduced major enhancements to both the CallXpress3 and RightFAX product lines during 1996, which contributed to this significant growth. In 1996 a higher percentage of CallXpress3 systems were sold with advanced CTI application modules (as compared to voice mail/automated attendant functions only) than in 1995, resulting in CTI-ready sales declining to 13% of 1996 net sales from 22% of 1995 net sales. Sales of basic messaging products were essentially unchanged and represented 26% of net sales in 1996, down from 37% in 1995. This trend is consistent with the Company's strategic emphasis on advanced CTI applications rather than on lower-margin basic messaging sales. Add-on and service sales increased 11%, representing 12% of 1996 net sales. International sales increased 83% in 1996 over 1995 and represented 18% of net sales, due primarily to growth in Europe. The Company significantly increased its efforts in 1996 to develop distribution outside the United States to gain a foothold in the emerging international CTI marketplace.

  Years ended December 31, 1995 and 1994. Net sales increased 9% to $31.3 million in 1995 from $28.8 million in 1994. The net sales dollar growth rate was somewhat dampened by price erosion in the basic messaging market and a change in the Company's product mix toward software kits, as opposed to fully integrated systems that include a computer and related components. International sales increased 15% in 1995 over 1994 and represented 14% of net sales, due primarily to growth in Europe.

 GROSS PROFIT

  Nine Months ended September 30, 1997 and 1996. Gross profit as a percentage of net sales improved to 62.9% in the nine months ended September 30, 1997 as compared to 61.6% in the comparable prior-year period, due primarily to the favorable sales mix of advanced CTI applications as compared to basic messaging systems.

  Years ended December 31, 1996 and 1995. Gross profit as a percentage of net sales improved to 61.7% in 1996 from 57.3% in 1995 due to the continued product mix shift toward software kits and software licenses, as opposed to fully integrated systems, and the growth in advanced CTI application products. Gross profit on basic messaging system sales in 1996 continued to be negatively affected by price erosion and a higher ratio of fully integrated systems as compared to advanced CTI application systems. While the Company expects additional competition to enter the advanced CTI application marketplace, the Company believes the favorable mix shift from basic messaging to advanced CTI applications, which carry significantly higher margins, may offset the effects of price erosion.

  Years ended December 31, 1995 and 1994. Gross profit as a percentage of net sales improved slightly to 57.3% in 1995 from 56.9% in 1994, due primarily to the significant increase in software kit mix, as opposed to fully integrated systems, and increased CallXpress3 advanced application sales. These favorable trends were partially offset by two factors in the lower-end of the basic messaging market--price erosion and the packaging requirements of a distribution agreement that included basic messaging system software fully integrated on a PC.

 RESEARCH AND DEVELOPMENT

  Nine Months ended September 30, 1997 and 1996. Research and development expenses increased 57% to $4.7 million in the nine months ended September 30, 1997 from $3.0 million in the comparable period in 1996, due primarily to increased personnel costs relating to acceleration of certain development projects and the inclusion of the recently formed call center development group, which was acquired from Telcom Technologies. As a percentage of net sales, research and development expenses represented 11.7% in the nine months ended September 30, 1997 as compared to 9.6% in the nine months ended September 30, 1996. In connection with the Telcom Technologies acquisition, the Company recognized a nonrecurring charge of $3.9 million in the first quarter of 1997 for the write-off of purchased, in-process research and development.

  Years ended December 31, 1996 and 1995. Research and development expenses increased 52% to $4.1 million in 1996 from $2.7 million in 1995 due to the addition of software development and quality assurance personnel associated with the computer-oriented RightFAX product line and the accelerated development of CallXpress3 version 4.0, several CallXpress3 advanced CTI modules, and other advanced development projects. Accordingly, research and development expenses as a percentage of net sales increased to 9.4% in 1996 from 8.7% in 1995. In addition, the Company recognized a nonrecurring charge of $4.1 million in 1996 for the write-off of purchased, in-process research and development associated with the acquisition of RightFAX in January 1996.

  Years ended December 31, 1995 and 1994. Research and development expenses increased 2% to $2.7 million in 1995, due primarily to the addition of engineering and quality assurance personnel needed to support the advanced CTI application modules and LAN integrations. Excluding expenses recognized in 1994 that represented the remainder of amortized purchased technology arising from a 1989 acquisition, 1995 research and development expenses would have increased 7% over 1994.

 SELLING, GENERAL AND ADMINISTRATIVE

  Nine Months ended September 30, 1997 and 1996. Selling, general and administrative expenses increased 27% to $13.4 million in the nine months ended September 30, 1997 from $10.6 million in the nine months ended September 30, 1996, due primarily to increased personnel-related costs of domestic and international development of both the telephony-oriented and computer-oriented distribution channels and the new product launches of CallXpress for Windows NT and AgentXpress for Windows NT. Selling, general and administrative expenses for the nine months ended September 30, 1997 included amortization of $0.5 million of goodwill relating to acquisitions. Selling, general and administrative expenses represented 33.2% of net sales for the nine months ended September 30, 1997, as compared to 33.6% in the nine months ended September 30, 1996.

  Years ended December 31, 1996 and 1995. Selling, general and administrative expenses increased 71% to $14.5 million in 1996 from $8.5 million in 1995, due primarily to the Company's expanded distribution efforts in the computer-oriented channel resulting from the RightFAX acquisition, as well as significant increases in its telephony-oriented worldwide sales management organization and expanded marketing programs. Selling, general and administrative expenses accordingly increased to 32.9% of net sales in 1996 from 27.1% of net sales in 1995.

  Years ended December 31, 1995 and 1994. Selling, general and administrative expenses were essentially unchanged at $8.5 million in 1995 and $8.4 million in 1994. Lower expenses in 1995 relating to employee incentives and bad debt were offset by increased international distribution development efforts and additional regulatory, reporting and administrative requirements associated with being a public company. Selling, general and administrative expenses as a percentage of net sales decreased to 27.1% in 1995 from 29.0% in 1994 as the Company was able to utilize personnel additions and expenditures made in previous years.

 OTHER INCOME, NET

  For the nine months ended September 30, 1997, other income increased to $0.8 million from $0.7 million in the nine months ended September 30, 1996. Other income decreased to $0.9 million in 1996 from $1.1 million in 1995 because cash and investment balances declined in early 1996 as a result of payments made related to the RightFAX acquisition. Other income increased significantly to $1.1 million in 1995 from $0.3 million in 1994, due primarily to interest earned on cash resulting from the Company's December 1994 initial public offering.

 INCOME TAX EXPENSE

  Nine Months ended September 30, 1997 and 1996. The effective income tax rate in the first three quarters of both 1997 and 1996 was 36%, excluding acquisition-related charges. The acquisition of Telcom Technologies in 1997 was a taxable purchase of assets, and, therefore, the resulting excess of purchase price over net tangible assets acquired is deductible for income tax purposes. By contrast, the excess of the purchase price over net tangible assets acquired associated with the acquisition of RightFAX in 1996 is not tax deductible. Primarily as a result of the differing tax treatment of the two acquisitions, the Company recognized an income tax expense of $1.5 million in the first nine months of 1997, as compared to an income tax expense of $2.3 million in the comparable period in 1996.

  Years ended December 31, 1996 and 1995. The Company's effective tax rate increased to 36% in 1996 from 32% in 1995, excluding the effect of the nondeductible, nonrecurring charge for the write-off of purchased, in-process research and development discussed above. The increase was due primarily to the effect of federal, state and foreign income and franchise taxes.

  Years ended December 31, 1995 and 1994. The Company's effective tax rate increased to 32% in 1995 from 25% in 1994. The remaining valuation allowance associated with research and experimentation credit carryforwards was recognized as a tax benefit in 1994. In addition, a portion of cash investments was reallocated from taxable to tax-exempt instruments in 1995, thereby reducing interest income and the effective tax rate.

 NET INCOME (LOSS) AND EARNINGS PER SHARE

  Nine Months ended September 30, 1997 and 1996. The Company recognized net income for the nine months ended September 30, 1997 of $2.7 million as compared to a net loss of $26,000 in the comparable 1996 period. Excluding the nonrecurring charges related to the RightFAX and Telcom Technologies transactions discussed above, net income for the nine months ended September 30, 1997 would have increased 27% to $5.2 million, from $4.1 million in the comparable prior-year period. Earnings per share, excluding the nonrecurring charges, increased to $0.84 per share from $0.68 per share.

  Years ended December 31, 1996 and 1995. Net income excluding the nonrecurring charge increased 14% to $6.1 million in 1996 from $5.3 million in 1995. Earnings per share excluding the nonrecurring charge increased to $1.04 in 1996 from $0.94 in 1995. Including the nonrecurring charge, net income in 1996 was $1.9 million and earnings per share was $0.33.

  Years ended December 31, 1995 and 1994. Net income increased 26% to $5.3 million in 1995 from $4.2 million in 1994. Earnings per share declined to $0.94 in 1995 from $1.00 in 1994 due to the higher average share count in 1995, a result of the Company's December 1994 initial public offering.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited income statement data for the seven quarters ended September 30, 1997. The information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation.

                                                    QUARTER ENDED
                          ------------------------------------------------------------------
                          MARCH 30, JUNE 30, SEPT. 30, DEC. 31, MARCH 30, JUNE 30, SEPT. 30,
                            1996      1996     1996      1996     1997      1997     1997
                          --------- -------- --------- -------- --------- -------- ---------
                                                    (IN THOUSANDS)
Net sales...............   $ 9,556  $10,680   $11,221  $12,670   $12,062  $13,660   $14,781
Cost of sales...........     3,777    4,105     4,202    4,811     4,590    4,958     5,475
                           -------  -------   -------  -------   -------  -------   -------
Gross profit............     5,779    6,575     7,019    7,859     7,472    8,702     9,306
Operating expenses:
  Research and
   development..........       935    1,001     1,093    1,120     1,498    1,571     1,678
  Selling, general and
   administrative.......     3,308    3,538     3,719    3,944     4,183    4,640     4,599
  Write-off of
   purchased, in-process
   research and
   development..........     4,140       --        --       --     3,898       --        --
                           -------  -------   -------  -------   -------  -------   -------
  Total operating
   expenses.............     8,383    4,539     4,812    5,064     9,579    6,211     6,277
                           -------  -------   -------  -------   -------  -------   -------
Operating income (loss).    (2,604)   2,036     2,207    2,795    (2,107)   2,491     3,029
Other income (expense),
 net....................       173      225       252      269       240      278       265
                           -------  -------   -------  -------   -------  -------   -------
Income (loss) before
 income tax expense.....    (2,431)   2,261     2,459    3,064    (1,867)   2,769     3,294
Income tax expense
 (benefit)..............       608      821       886    1,104      (672)     997     1,185
                           -------  -------   -------  -------   -------  -------   -------
Net income (loss).......   $(3,039) $ 1,440   $ 1,573  $ 1,960   $(1,195) $ 1,772   $ 2,109
                           =======  =======   =======  =======   =======  =======   =======

  The following table sets forth certain unaudited income statement data as a percentage of net sales for each of the Company's last seven quarters.

                                             AS A PERCENTAGE OF NET SALES
                          ------------------------------------------------------------------
                                                    QUARTER ENDED
                          ------------------------------------------------------------------
                          MARCH 30, JUNE 30, SEPT. 30, DEC. 31, MARCH 30, JUNE 30, SEPT. 30,
                            1996      1996     1996      1996     1997      1997     1997
                          --------- -------- --------- -------- --------- -------- ---------
Net sales...............    100.0%   100.0%    100.0%   100.0%    100.0%   100.0%    100.0%
Cost of sales...........     39.5     38.4      37.4     38.0      38.1     36.3      37.0
                            -----    -----     -----    -----     -----    -----     -----
Gross profit............     60.5     61.6      62.6     62.0      61.9     63.7      63.0
Operating expenses:
  Research and
   development..........      9.8      9.4       9.7      8.9      12.4     11.5      11.4
  Selling, general and
   administrative.......     34.6     33.1      33.2     31.1      34.7     34.0      31.1
  Write-off of
   purchased, in-process
   research and
   development..........     43.3       --        --       --      32.3       --        --
                            -----    -----     -----    -----     -----    -----     -----
  Total operating
   expenses.............     87.7     42.5      42.9     40.0      79.4     45.5      42.5
                            -----    -----     -----    -----     -----    -----     -----
Operating income (loss).    (27.2)    19.1      19.7     22.0     (17.5)    18.2      20.5
Other income (expense),
 net....................      1.8      2.1       2.2      2.2       2.0      2.1       1.8
                            -----    -----     -----    -----     -----    -----     -----
Income (loss) before
 income tax expense.....    (25.4)    21.2      21.9     24.2     (15.5)    20.3      22.3
Income tax expense
 (benefit)..............      6.4      7.7       7.9      8.7      (5.6)     7.3       8.0
                            -----    -----     -----    -----     -----    -----     -----
Net income (loss).......    (31.8)%   13.5%     14.0%    15.5%     (9.9)%   13.0%     14.3%
                            =====    =====     =====    =====     =====    =====     =====

  Net sales in the first quarter have typically declined from the fourth quarter of the previous year due to year-end typical dealer sales patterns and end-user buying patterns. Despite these patterns, net sales in the first quarter of 1996 increased over the fourth quarter of 1995 due to the inclusion of sales of RightFAX products for the first time. The Company anticipates that in the future net sales in the first quarter will continue to be affected by seasonality. First quarter results in 1996 and 1997 were also significantly affected by the nonrecurring charges related to acquisitions, as discussed above.

  In addition to such seasonal factors and nonrecurring charges, the Company's quarterly results of operations are subject to significant fluctuations due to a variety of other factors, including the timing of customer orders, changes in the Company's mix of products and distribution channels, the announcement or introduction of new products by the Company or its competitors, pricing pressures and general economic conditions. Any unfavorable change in these or other factors could have a material adverse effect on the Company's results of operations for a particular quarter. See "Risk Factors--Fluctuations in Quarterly Operating Results; Limited Backlog."

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents and short-term investments increased to $28.5 million at September 30, 1997 from $27.7 million at December 31, 1990 and from $24.4 million at December 31, 1995. Cash flow generated from operating activities was $5.8 million, $8.2 million and $2.3 million in the nine months ended September 30, 1997, and in the years ended December 31, 1996 and 1995, respectively. The increases resulted primarily from profitable operations.

  In February 1995, the Company prepaid the remaining balance due under a royalty agreement associated with a 1989 business combination. See Note 6 to the Consolidated Financial Statements. The cash disbursement, which amounted to $1.8 million, was recorded as an intangible asset and has been amortized over the remaining term of the original royalty agreement, approximately six years. In addition, the Company amended a license agreement in September 1995, prepaying its remaining royalty obligation by issuing a note in the amount of $1.9 million payable in 12 equal quarterly installments of $161,417 each, including imputed interest at 8.75% per annum. The Company amended an additional license agreement in July 1996, prepaying its remaining royalty obligation by issuing a non-interest-bearing note for $450,000 that was fully paid prior to December 31, 1996. For each of these license agreement amendments, the related intangible asset is being amortized on a straight-line basis over the average remaining lives of the patents, which are approximately 12 years in the case of the license amended in September 1995 and approximately seven years in the case of the license amended in July 1996.

  In January 1996, the Company acquired RightFAX for $4.2 million in cash plus 163,000 shares of Common Stock. The business combination was accounted for as a purchase. Approximately $4.1 million of the purchase price was recognized as a nonrecurring charge in the first quarter of 1996, representing the value of purchased, in-process research and development. The remaining intangible assets are being amortized over seven years from the date of acquisition. In addition, the Company paid $1.4 million in cash and issued 95,000 shares of Common Stock in 1997 relating to the 1996 earn out and guaranteed value of the Common Stock. As a result of the earn out, the Company recorded an additional $2.0 million of goodwill at December 31, 1996. The former shareholders of RightFAX are entitled to receive additional consideration of up to $1.8 million in a combination of cash and Common Stock if certain revenue and profit margin goals are achieved by RightFAX during 1997 and 1998.

  In January 1997, the Company acquired selected assets and liabilities of Telcom Technologies. The purchase price for the acquisition was $3.5 million in cash, plus warrants to purchase 100,000 shares of Common Stock exercisable at $13.36 per share, which may be exercised any time prior to January 3, 2002. The Company accounted for the business combination as a purchase and recognized a nonrecurring charge of $3.9 million in the first quarter of 1997, representing the value of the purchased, in-process research and development.

  In October 1997, the Company acquired all the outstanding capital stock of CommercePath from Forest City Trading Group, Inc. for $10.7 million in cash. In connection with the acquisition, the Company also granted options to purchase 120,000 shares of Common Stock, at an exercise price of $28.09 per share, to two of CommercePath's executive officers. The Company will account for the acquisition as a purchase and expects to record a nonrecurring charge of approximately $7.2 million for the write-off of purchased, in-process research and development. In addition, the Company will record additional amounts of goodwill that will be amortized over future years. See Note 10 to the Consolidated Financial Statements.

  At September 30, 1997, the Company had a $4.0 million unsecured revolving line of credit, none of which was outstanding. The Company's line of credit expires in May 1999 and contains certain financial covenants and restrictions as to various matters. The Company is currently in compliance with all such covenants and restrictions. Borrowings under the line of credit bear interest at the bank's prime rate or its interbank offering rate plus 1.50%, at the Company's option.

  The Company invested $1.0 million, $0.9 million and $0.7 million in equipment and leasehold improvements in the nine months ended September 30, 1997, and in the years ended December 31, 1996 and 1995, respectively. Equipment purchases in such periods consisted primarily of computer hardware and software.

  The Company expects that the net proceeds from this offering, together with its current cash, cash flow from operations, and available bank line of credit, will provide sufficient working capital for operations for the foreseeable future.

                                   BUSINESS

  The Company is a leading provider of software-based computer-telephony solutions for medium-sized enterprises. The Company provides flexible, cost-effective products that address the voice messaging, call center, fax server and production fax markets, and distributes these products primarily through independent distributors and value-added resellers. The Company's products run on off-the-shelf hardware, support Window NT and OS/2 and interface with a wide variety of telephony and computer equipment.

INDUSTRY BACKGROUND

  Businesses are increasingly using information technology to improve customer service, increase employee productivity, decrease costs and more efficiently disseminate information. As the amount of information exchanged between organizations increases, and the diversity of the delivery formats and combinations used by organizations to exchange this information becomes more complex, there is a growing need for organizations to find new ways to manage information in a more timely and cost-effective manner.

  In response to the growth in voice communications, organizations are increasingly using voice messaging, call centers with automated intelligent routing and IVR systems that provide voice-prompted access to data. These computer-telephony solutions allow employees to more effectively manage communications, significantly improve call center efficiency, and allow easy access by telephone to large amounts of information that resides on computer databases.

  The growth in data communications presents additional opportunities for accessing and sending information. For example, organizations are deploying LAN-based fax servers to store, forward and broadcast their growing volume of facsimile traffic in an efficient manner. Electronic messaging over LANs, the Internet and corporate intranets has emerged as another way to access data and disseminate information. This rapid increase in multiple forms of voice and data communication has further accentuated the need for organizations to optimize their information management capabilities and integrate voice and data communications.

  Large corporations have been the first to implement systems that provide enhanced voice and data integration. These large systems typically have been based on proprietary hardware and software and are not cost-effective for medium-sized organizations or smaller offices of large organizations. However, to remain competitive these medium-sized entities require systems with the same functionality to provide a comparable level of interaction with customers and vendors and to reduce operating costs. These organizations do not typically have the resources or the number of users required to purchase, customize and maintain proprietary solutions. Rather, they require cost-effective computer-telephony solutions that provide open standards-based interfaces to a broad range of voice and data equipment, flexibility to add new functionality and scaleable capacity to add new users, and that operate on readily available hardware.

THE AVT SOLUTION

  The Company is a leading provider of software-based computer-telephony solutions for medium-sized enterprises. These solutions are designed to enhance individual and work group productivity, improve customer service, reduce business operating costs and simplify information access and dissemination. The Company's products provide enhanced voice and data integration through applications such as unified voice and data messaging, call center management, IVR and document distribution. The Company's products run on off-the-shelf server hardware, support Windows NT and OS/2 and interface with a wide variety of telephony and computer equipment.

STRATEGY

  The Company's mission is to provide cost-effective, innovative computer-telephony software products that operate on industry-standard computer platforms, and market those products throughout the world. Key components of the Company's strategy include:

  Provide Complete Software-based Computer-telephony Solutions. The Company is focused on providing a comprehensive and affordable set of software-based computer-telephony solutions designed to enhance productivity, improve customer service, reduce business operating costs and simplify access to data and dissemination of information. The Company's products provide enhanced voice and data integration through applications such as unified voice and data messaging, call center management, IVR and document distribution.

  Focus on Medium-sized Enterprise Market. The Company currently targets enterprises with 100 to 2,000 employees, including similarly sized divisions and subsidiaries of Fortune 1000 companies. The Company's strategy is to continue to invest in new product development and marketing initiatives to gain market share and further meet the computer-telephony needs of medium-sized enterprises.

  Leverage Telephony and Data Expertise. The Company has established a knowledge base in the development of call processing, voice processing and call switching applications, as well as LAN, Internet and corporate intranet software applications. The Company believes that its expertise in these areas enables it to efficiently bring to market innovative software products that unify and exchange information on and between the telephone and computer. While the Company's product lines all provide computer-telephony functionality, the Company tailors its products to take advantage of the distinct telephony-oriented and computer-oriented distribution channels. The Company intends to leverage its expertise to continue to develop channel-specific products and to introduce new products that further integrate its telephony and computer capabilities.

  Capitalize on Installed Base. The Company intends to capitalize on its installed base by offering add-on modules, software upgrades and new products, all of which provide increased capacity and functionality. Moreover, the Company believes the migration of many of its customers to the Windows NT operating system will present it with a significant opportunity to sell Windows NT product upgrades.

  Utilize Capabilities of Multiple Distribution Channels. The Company targets medium-sized enterprises primarily through telephony-oriented distributors and computer-oriented value-added resellers. The Company believes that some enterprises will evaluate computer-telephony solutions from a telephony perspective while others will focus on data-centric solutions. The use of multiple distribution channels that target many of the same potential customers increases the likelihood that the Company's products will be sold to a particular customer. The Company intends to broaden its distribution channels by expanding its direct sales efforts and by continuing to enter into distribution agreements with private label OEMs and other strategic partners.

  Grow Through Strategic Acquisitions. The Company believes that growth through strategic acquisitions of complementary technologies, products and distribution channels offers the potential for significant competitive advantage. The Company's open-systems technology facilitates the rapid integration of and linkage to other complementary open-systems technologies. The Company believes it is therefore able to accelerate introduction of new technologies to the market through acquisition, and to respond rapidly to industry changes and opportunities.

  Pursue International Opportunities. The Company believes that the markets for CTI products outside the United States will experience accelerated growth in the next few years. To pursue these opportunities, the Company intends to continue to localize its products for specific markets and to actively recruit new dealers, distributors and strategic partners internationally.

PRODUCTS

  The Company's product lines include both telephony-oriented and computer-oriented products. The Company's telephony-oriented product lines serve the messaging and call center markets and focus on voice and call processing, unified messaging, IVR, personal and workgroup call management and call center productivity applications. The Company's computer-oriented product lines target the fax server and production fax markets and focus on high-performance fax processing and unified messaging, in addition to Internet, corporate intranet and phone-based information access. The following table provides an overview of the Company's products in each of these markets.


------------------------------------------------------------------------------------
  PRODUCT LINE                  DESCRIPTION
------------------------------------------------------------------------------------
  MESSAGING PRODUCTS:
  CallXpress for Windows NT     A multi-application platform for medium-sized to
   (Introduced 1997)            large enterprises that supports 4 to 64 ports and
                                runs on Windows NT.

  CallXpress3                   A multi-application platform that includes the same
   (Introduced 1991)            capabilities as CallXpress for Windows NT and runs
                                on the OS/2 operating system.

  PhoneXpress                   A call answering, routing and voice messaging system
   (Introduced 1993)            for small to medium-sized enterprises that supports
                                4 to 16 ports.
------------------------------------------------------------------------------------
  CALL CENTER PRODUCTS:
  AgentXpress for Windows NT    A high-performance ACD system for medium-sized call
   (Introduced 1997)            centers that runs on Windows NT and supports up to
                                144 inbound trunk lines and up to 96 agents.

  Enhanced Agent                Computer-telephony interfaces and applications that
   (Introduced 1997)            support integration of AgentXpress with CallXpress
                                and RightFAX servers.
------------------------------------------------------------------------------------
  RIGHTFAX PRODUCTS:
  RightFAX 5.0                  A high-performance LAN-based fax server that runs on
   (Introduced 1997)            Windows NT and supports up to 32 fax channels.

  RightFAX Enterprise           An enhanced version of the RightFAX 5.0 software
   (Introduced 1997)            designed for complex, enterprise-wide fax server
                                environments.

  RightFAX 4.5                  A high-performance LAN-based fax server that runs on
   (Introduced 1991)            the OS/2 operating system, with the same
                                capabilities as RightFAX 5.0.
------------------------------------------------------------------------------------
  COMMERCEPATH PRODUCTS:
  CommercePath for Windows NT   A high-volume, production-oriented server that
   (Introduced 1997)            enables fax and other forms of electronic
                                transmission for electronic commerce applications,
                                supports up to 48 ports and transmits or receives up
                                to 2,800 pages per hour.

  HOST-FAX for Unix             A high-volume, production-oriented line of fax
   (Introduced 1991)            servers based on the Unix operating system with many
                                of the same capabilities found in CommercePath for
                                Windows NT.
------------------------------------------------------------------------------------

 MESSAGING PRODUCTS

  CALLXPRESS LINE

  The CallXpress family of products consists of CallXpress3 and CallXpress for Windows NT. CallXpress3, introduced in early 1991, is a multi-application computer-telephony platform that runs on the OS/2 operating system. Succeeding CallXpress3 as the Company's premier telephony-oriented product offering, CallXpress for Windows NT was introduced in early 1997. CallXpress for Windows NT is designed to take advantage of the advanced capabilities of the Windows NT operating system, and includes significant improvements to the system's installation and administrative capabilities and increased fax functionality. The CallXpress line is designed to support from 4 to 64 telephone ports and can serve the needs of small to large enterprises.

  The Company's CallXpress messaging products are either sold as software kits to dealers who obtain their own hardware, or sold fully integrated on Company-provided PC hardware platforms. Software kits consist of software, documentation, a hardware security key, voice cards and fax cards. Fully integrated systems include all the components supplied in the software kits, plus fully integrated and tested PCs, disk drive storage devices of various sizes and configurations, modems, monitors and keyboards. While CallXpress was developed with a telephony orientation, it is designed to link with computer-oriented solutions through its standard LAN-connection and software-modular packaging.

  CallXpress application modules consist of software programs that operate in an integrated, multi-tasking environment and are not dependent on secondary hardware processors. Modules may be purchased either at the time of initial installation or as subsequent add-ons. CallXpress software modules are divided into three application categories: call processing, unified messaging, and call center productivity.

 Call Processing Applications

  Automated Attendant/Voice Mail. The Automated Attendant/Voice Mail module answers calls on the first ring and invites the caller to enter an extension number, wait on the line for a receptionist or leave a voice mail message. The Audiotext feature of the Automated Attendant/Voice Mail module acts as a "spoken bulletin board."

  Networking. With the Networking module, a company with multiple locations can link its offices together, thereby allowing subscribers at each location to send and receive voice messages to and from any other office in the network.

 Unified Messaging Applications

  Desktop Message Manager. Desktop Message Manager provides a visual interface to the subscriber's unified mailbox, letting the subscriber know who sent a message, the type of message sent, when it arrived, whether it is urgent and its length. The module will play back voice mail messages on the subscriber's telephone or voice-enabled PC, as well as display fax messages on the computer screen. A related module provides the subscriber with a visual interface to manage his or her CallXpress unified mailbox from Microsoft Outlook.

  E-Mail Access. E-Mail Access provides a subscriber with the option to hear electronic mail text messages through text-to-speech capabilities or convert them into faxes through text-to-fax capability. E-Mail Access integrates with Lotus cc:Mail, Lotus Notes, Microsoft Mail and Microsoft Exchange.

  Fax Mail. The Fax Mail module provides store and forward capabilities for fax documents identical to those provided for voice messages. The Company's Fax Server supported under CallXpress for Windows NT extends the capabilities of Fax Mail to include the full feature set, performance and capacity of the RightFAX fax server.

 Call Center Productivity Applications

  Automated Agent. Automated Agent is an interactive voice response module that enables complete application solutions to be designed for specific business functions such as catalog ordering and college registration. Automated Agent can be connected to the corporate database through a variety of host computer and LAN-based interfaces.

  Fax Response. The Fax Response module provides documents such as order acknowledgments or printouts of customer accounts requested by callers through the Automated Agent module.

  Desktop Call Manager. Desktop Call Manager provides intelligent, real-time management of incoming calls, allowing the subscriber or member of a workgroup to take the call, take a message, or redirect the call. Incoming calls are identified by Caller ID, prompting the system to display the caller's identity on the subscriber's PC. Desktop Call Manager can be a very cost-effective application for smaller, informal call centers where an ACD system cannot be cost-justified.

  Faxtext. The Faxtext module provides callers 24-hour access to requested information such as product literature, specification sheets, rate sheets, technical bulletins or other types of information a company may want to quickly and easily communicate via fax.

  PHONEXPRESS

  PhoneXpress is designed to meet the requirements of small- to medium-sized enterprises that require full-featured automated attendant and voice mail functions. PhoneXpress is based on the same core technology as CallXpress3, but does not provide the application interfaces to support all the advanced computer-telephony applications of unified messaging and call center productivity. PhoneXpress is designed to support from 4 to 16 ports and can be configured with faxtext and networking capability to provide a cost-effective branch voice processing system for enterprise-wide networks. Similar to CallXpress messaging products, PhoneXpress is available as a software kit or as a completely integrated PhoneXpress system.

 CALL CENTER PRODUCTS

  AGENTXPRESS FOR WINDOWS NT

  AgentXpress for Windows NT is the Company's first product resulting from the acquisition of certain assets and liabilities of Telcom Technologies in early 1997. AgentXpress for Windows NT, launched in the second quarter of 1997, brings a high-performance ACD offering to the Company's advanced computer-telephony application product line targeted at the call center. AgentXpress is an open systems-based platform, supporting up to 144 incoming trunk lines, including analog, T1 or ISDN connections, and up to 96 agents utilizing either analog or digital display phone sets. Designed for the medium-sized call center, the system contains a variety of features and functions at a price point below comparable proprietary systems. Up to 16 AgentXpress systems can be networked together to form a distributed call center environment capable of supporting up to 1,536 agents and 2,300 incoming calls at any one time.

  AgentXpress is sold as a complete turnkey system with fully integrated and tested PCs, disk drive storage devices of various sizes and configurations, voice cards, trunk cards, modems, monitors, keyboards and digital display phones.

  ENHANCED AGENT

  Enhanced Agent is a set of computer-telephony interfaces and applications designed to extend the capabilities of AgentXpress to support integration with CallXpress and RightFAX computer-telephony servers. Features provided by Enhanced Agent include seamless transfers of callers to voice mail, the use of IVR scripting for sophisticated caller interrogation, the ability for agents to transmit fax-based information to callers while on the line, and the simultaneous delivery through screen pops of computer-based caller information to the agent assigned the call.

 RIGHTFAX PRODUCTS

  The RightFAX high-performance, LAN-based fax servers are designed for businesses with high fax traffic, with many fax users, or that require secure and confidential fax management. The RightFAX products consist of server software, fax cards and desktop clients. Desktop clients can fax documents directly from any Windows application on their LAN-connected PC. All fax processing is performed on the server, thereby eliminating the need for a fax modem or telephone line connected directly to each user's PC. In addition, because the fax processing is performed on the server, the user's application sends the information to be faxed to the server, where all the conversions to fax format and outbound calling and transmission are managed. RightFAX products are sold in software kit form with or without fax cards.

  Like the Company's telephony-oriented products, RightFAX provides a mailbox to receive incoming faxes, which can be routed to the user's mailbox in a variety of ways, including OCR (optical character recognition) of a cover page. The fax is digitally stored and can be viewed on a PC connected to the LAN or from any web browser on a PC connected to the Internet. Faxes can then be printed on any printer connected to the LAN or the user's PC, forwarded to other users on the RightFAX server, or re-faxed to any other fax machine in the world. Since the fax has been stored digitally, there is no further degradation due to multiple scannings through standalone fax machines.

  RightFAX 4.5 runs on the OS/2 operating system and RightFAX 5.0 runs on the Windows NT operating system. The newly announced RightFAX Enterprise product offers more advanced features, including least-cost routing, Internet and corporate intranet capabilities and load-sharing features for multiple server environments. RightFAX servers can be configured from 1 to 32 simultaneous inbound/outbound fax channels, supporting analog or digital T1 connectivity. Capacity is added by installing voice/fax cards and by purchasing port licenses. RightFAX servers are compatible with all major network operating systems and are sold as either software licenses or software kits (including fax cards).

 COMMERCEPATH PRODUCTS

  CommercePath offers a high-volume production-oriented line of servers that attach to mainframe, midrange or network "host" computers and enable fax and other forms of electronic transmission for applications on specific host computers. Sold most often into high-volume business-to-business electronic commerce environments, these servers are used to convert, transmit or receive thousands of production documents such as purchase orders, order acknowledgments, invoices or statements per hour.

  CommercePath software is licensed for either Unix or Windows NT environments starting with a base set of software known as the CommercePath environment. Functions are purchased in individual module sets. These modules include Hostfax, Responsefax, EDI-Interpoint, Internetlink and a set of desktop applications know as Workstation. Capacity is added by installing voice/fax cards and by purchasing port licenses.

  CommercePath servers support up to 48 simultaneous inbound/outbound channels per server, and analog or digital T1 connectivity, plus simultaneous attachments to multiple hosts and printers. Each system is scaleable to transmit/receive faxes at a rate of up to 2,800 pages per hour. CommercePath servers are sold as complete turnkey systems with fully integrated and tested PCs, disk drive storage devices of various sizes and configurations, voice and fax cards, modems, monitors and keyboards.

DISTRIBUTION

  The Company sells its products primarily through an indirect channel of resellers and distributors, as well as through direct sales and OEM and private label agreements. The Company believes that some enterprises will evaluate computer-telephony solutions from a telephony perspective while others will be more data-focused. The use of multiple distribution channels that access many of the same potential customers increases the likelihood that the Company's products will be sold to a particular customer. The Company has built large telephony-oriented and computer-oriented distribution channels in the United States and is developing its international distribution channels. No single customer represented 10% or more of the Company's net sales during 1996 or the first nine months of 1997. See "Risk Factors--Dependence on Indirect Distribution."

 Telephony-Oriented Distribution

  The Company currently derives a substantial percentage of its U.S. telephony-oriented sales revenues from over 400 wholesale dealers and distributors comprised of customer premise telephone equipment dealers and voice processing specialists. This channel consists primarily of national telephone equipment dealers and regionally focused organizations and is serviced by 18 employees. The Company continues to selectively recruit additional dealers, focusing on those capable of marketing and servicing advanced computer-telephony application products.

  Dealers are required to attend Company-sponsored training sessions on system usage, installation, maintenance and customer support. Advanced training is also available from the Company on an ongoing basis. All dealers are subject to agreements with the Company covering matters such as payment terms, protection of proprietary rights and nonexclusivity of sales territories, but these agreements generally do not restrict the dealer's ability to carry competitive products.

 Computer-Oriented Distribution

  In the United States, the Company's 21-member computer-oriented sales force sells most of the Company's computer-oriented products through an indirect channel of value-added resellers, independent software vendors, and professional services companies specializing in custom systems development. These computer-oriented resellers are small- to medium-sized regionally-focused organizations. In addition, the Company markets its computer-oriented products directly to end-user customers through trade shows and journal advertisements.

  The Company's CommercePath products are marketed exclusively through its CommercePath subsidiary using a direct, in-house sales force, currently consisting of 16 persons.

 OEM/Strategic Accounts

  To broaden its access to certain markets, the Company has entered into distribution and private label/OEM agreements with Dictaphone Corporation and Fujitsu Business Communications Systems Inc. to sell private label versions of the Company's CallXpress3 and PhoneXpress products, and has an arrangement with Cardiff Software, Inc. to sell a private label version of its RightFAX products. The Company expects to pursue additional OEM and private label agreements in the future. The Company currently has four employees focused on OEM and strategic accounts.

 International Distribution

  The international market for computer-telephony products is not as developed as the market in the United States. The Company believes that over the next few years the market for both telephony-oriented and computer-oriented computer-telephony products will grow faster internationally than in the United States. To address this opportunity, the Company is developing broad coverage of international markets through a variety of dealer, distributor, and strategic relationships. To date, the majority of the Company's international sales have been in English-speaking countries: Canada, Australia, the United Kingdom, South Africa and New Zealand. The Company expects its accelerated distribution development and product localization efforts of the past few years will result in a higher growth rate in non-English-speaking countries than in English-speaking countries. The Company is actively recruiting new dealers and distributors in international markets. The Company has sales offices in Canada, the United Kingdom, Germany, Hong Kong and Dubai. Although the Company's sales to date have generally been denominated in U.S. dollars, the Company expects that in the future an increasing portion of its international sales will be made in local currencies. See "Risk Factors--Risks of International Markets" and Note 1 to the Consolidated Financial Statements.

PRODUCT SUPPORT

  The Company's dealers and distributors are primarily responsible for supporting end-users of the Company's products. The Company provides telephone-based technical support to its dealers and distributors. Telephone support service hours to dealers have been expanded to more effectively service non-U.S. customers. The Company has also expanded its technical training offerings of both telephony-oriented and computer-oriented products to its dealers. The Company provides limited warranties on its RightFAX products and certain hardware components distributed in conjunction with its products.

  The majority of product support is provided by the Company within three months of product shipment, and the estimated cost of such support is recognized as product revenues are recorded. The Company generally charges its customers separately for post-sale updates and upgrades.

PRODUCT DEVELOPMENT

  The Company has established a knowledge base in the development of call processing, voice processing and call switching applications, as well as in the development of LAN and Internet software applications. The Company believes that its expertise in these areas enable it to efficiently bring to market innovative software products that unify and exchange information on and between the telephone and computer.

  The Company maintains four product development centers: CallXpress and PhoneXpress products are developed in Kirkland, Washington; AgentXpress products in Montclair, California; RightFAX products in Tucson, Arizona; and CommercePath products in Portland, Oregon. In total, the Company employs 88 engineers, technicians and quality assurance specialists in its development centers. While development efforts in the past have been separate, the convergence of technologies is allowing the Company to collaborate and leverage development efforts among these groups. An example of such collaborative efforts is the incorporation of the RightFAX fax server into the CallXpress for Windows NT products. The Company expects these cross-development efforts to increase in the future.

  The Company internally develops its core technology, but believes that it is more cost-effective to license from third parties certain components of its products, such as database software, screen viewers, voice and fax cards and network connectors. Whenever practical, the Company will license and integrate such technology into its product offerings in order to decrease the cost of development and shorten the time to market. In addition, the Company also believes that the acquisition of new technology and new product offerings is consistent with its strategic initiatives and will continue to pursue such opportunities as they become available.

  The Company believes that, for its product offerings to continue to achieve acceptance, it will be necessary to continue to develop enhanced versions of its computer-telephony applications. Over the past year the Company has released major new versions of its products which operate in the Windows NT environment. The Company expects to continue to expend significant research and development efforts in developing new technology, but does not expect to introduce as many new product lines in future years as in 1997. See "Risk Factors--Rapidly Changing Technology and Customer Needs."

  Additionally, with international markets expected to grow at a faster rate than the North American market over the next several years, the Company intends to continue to develop versions of its products that have been localized for foreign markets. Localization includes converting client screens, documentation, and voice-prompt sets into foreign languages. The Company anticipates expending significant research and development resources to develop localized versions of its products.

PROPRIETARY RIGHTS

  AVT relies on a combination of patents, copyright, trademark and trade secret laws, nondisclosure and other contractual agreements and technical measures to protect its proprietary rights. The Company has filed one patent application in the area of unified messaging and has received notice that the patent claims have been allowed. There can be no assurance that the Company's efforts to protect its proprietary rights will be successful. AVT has periodically received letters from third parties asserting patent rights. Following analysis, the Company generally has not believed it necessary to license any of the patent rights referred to in such letters. In those cases in which the Company has determined a license of patent rights was necessary, it has entered into a license agreement. The Company believes that any necessary licenses or other rights under patents to products or features could be obtained on conditions that would not have a material adverse effect on its financial condition, although there can be no assurance in this regard. See "Risk Factors--Limited Intellectual Property Protection; Potential Infringements."

  The Company licenses certain portions of its technology from third parties under written agreements, some of which contain provisions for ongoing royalty payments. As of September 30, 1997, the Company had license agreements with Octel Corporation, Syntellect Inc., Intelligent Environments, Inc. and International Business Machines Corporation.

COMPETITION

  The computer-telephony market is highly competitive and the Company believes that the competitive pressures it faces are likely to intensify, particularly as new offerings based on the Windows NT operating system emerge. System features, product pricing, ease of use and installation, sales engineering and marketing support, and product reliability are the primary bases of competition. The Company believes that it competes favorably with respect to these factors in its target markets. See "Risk Factors--Competition."

  The Company's principal competitors in the telephony-oriented market for voice messaging and unified messaging systems are independent suppliers, including Octel Communications Corporation (recently acquired by Lucent Technologies, Inc.), Centigram Communications Corporation, Active Voice Corporation, Voysys Corporation and Callware Technologies, Inc. The Company's principal competitors in the call center systems market are manufacturers such as Aspect Telecommunications Corporation and Rockwell International Corporation. PBX and key telephone systems manufacturers such as Lucent Technologies, Inc., Northern Telecom Ltd., Siemens Business Communication Systems, Inc., Executone Information Systems, Inc., Panasonic Communications and Systems Co., NEC America, Inc. and Toshiba America Information Systems, Inc. also compete with the Company by offering integrated voice messaging systems, unified messaging systems and ACD systems of their own design or through various OEM agreements.

  In the market for LAN-based facsimile systems, the Company's principal competitors include Omtool, Ltd., Optus Software, Inc., Alcom Corporation and Computer Associates International, Inc. The Company's fax server products also compete with vendors offering a range of alternative facsimile solutions, including operating systems containing facsimile and document transmission features, low-end fax modem products, desktop fax software, single-platform facsimile software products and customized proprietary software solutions. In the market for production facsimile systems, the Company's principal competitors are Biscom, Inc., Teubner & Associates and Topcall International AG.

MANUFACTURING

  The Company's manufacturing operations consist primarily of diskette duplication, documentation fulfillment, final assembly and quality control testing of materials, subassemblies and systems. Some limited hardware fabrication is performed by third parties for the Company on certain telephone switch integration modules, for which the Company has designed a proprietary device to emulate a particular manufacturer's telephone station set, and for certain internal "switching" components and digital hand sets used in the Company's ACD products. The Company is dependent on third-party manufacturers and vendors for certain critical hardware components such as PC chassis, keyboards, disk drives, monitors, memory modules and other miscellaneous components.

  The Company's products incorporate a number of commercially available application cards, fax cards, voice cards and circuit boards that enable integration with certain telephone switches. The Company currently purchases voice cards from Dialogic, Natural Microsystems Corp. and Mitel Corp. The Company purchases fax cards from Brooktrout and Dialogic. See "Risk Factors-- Dependence on Suppliers."

EMPLOYEES

  As of September 30, 1997, the Company had 224 full-time employees, including 34 in administration, 18 in manufacturing, 88 in engineering and product development, and 84 in sales, marketing and technical support. The Company's employees enter into agreements containing confidentiality restrictions. The Company has never had a work stoppage and no employees are represented by a labor organization. The Company considers its employee relations to be good.

PROPERTIES

  The Company's headquarters and its telephony-oriented administrative, engineering, manufacturing and marketing operations are located in approximately 58,000 square feet of space in Kirkland, Washington under a lease that expires in January 2003. The Company also conducts telephony-oriented operations in approximately 10,000 square feet of leased space in Montclair, California. The Company's computer-oriented operations are primarily located in approximately 14,000 square feet of leased space in Tucson, Arizona and approximately 8,570 square feet of leased space in Portland, Oregon.

  The Company believes that these facilities are adequate to meet its current needs and that suitable additional or alternative space will be available, as needed, in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings.

                                  MANAGEMENT

  Executive officers and directors of the Company, and their ages, are as follows:

NAME                          AGE POSITION
----                          --- --------
Richard J. LaPorte...........  53 Chairman of the Board, President and Chief
                                   Executive Officer
Greg R. Blanpied.............  50 Executive Vice President and Chief Technology
                                   Officer
Roger A. Fukai...............  44 Executive Vice President of Finance and
                                   Administration and Chief Financial Officer
Michael (Corey) Freebairn....  34 Senior Vice President of International
Joseph A. Staples............  37 Senior Vice President of Worldwide Marketing
Timothy A. Wudi..............  47 Senior Vice President of North American Dealer
                                   Sales
James S. Campbell(1)(2)......  70 Director
Robert L. Lovely(1)..........  60 Director
William L. True(1)(2)........  43 Director

---------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Richard J. LaPorte. Mr. LaPorte joined AVT in 1990 as President, Chief Executive Officer and a director. He became Chairman of the Company's Board in 1994, and also serves as a director and executive officer of certain AVT wholly owned subsidiaries. He has over 30 years of experience managing high-technology data processing, computer software and communications companies. Mr. LaPorte was President and Chief Executive Officer of Accountants Microsystems Inc., a computer software development company, from 1985 to 1990. Prior to that, he served as President and Chief Executive Officer of Gill Management Services, Inc., and held various senior management positions at Xerox Computer Services, a division of Xerox Corporation.

  Greg R. Blanpied. Mr. Blanpied serves as AVT's Executive Vice President and Chief Technology Officer. Mr. Blanpied joined the Company in 1991, and served as the Company's Senior Vice President of Engineering and Operations until his appointment to his current position in 1997. Prior to joining AVT, Mr. Blanpied was Vice President of Engineering at Votan Corporation, a division of MOSCOM Corporation, a voice processing and voice recognition company, from 1989 to 1991. Prior to that, he was Vice President of Software Development and Operations for Compufact, a division of Computer Sciences Corporation; the Managing Partner of Trillium Software, Inc., a software engineering consulting company; and Vice President of Technology Planning and Development and Vice President of Systems Programming for Xerox Computer Services.

  Roger A. Fukai. Mr. Fukai serves as AVT's Executive Vice President of Finance and Administration and Chief Financial Officer. Mr. Fukai joined the Company in 1988 as the Company's Director of Finance and served as Senior Vice President of Finance and Administration and Chief Financial Officer from 1991 until his appointment to his current position in 1997. Mr. Fukai also serves as a director and executive officer of certain AVT wholly owned subsidiaries. Prior to joining AVT, Mr. Fukai was Controller at Advanced Technology Laboratories, Inc., a manufacturer of diagnostic medical imaging equipment. Mr. Fukai is a C.P.A and holds a B.A. degree in business administration from Washington State University.

  Michael (Corey) Freebairn. Mr. Freebairn serves as AVT's Senior Vice President of International. Prior to joining AVT on March 1, 1996, Mr. Freebairn was Director of Worldwide Sales for Canopy Technologies, Inc., a software sales and marketing corporation. Mr. Freebairn was Regional Director of International at WordPerfect Corporation, a division of Novell, Inc., from 1988 through 1994. Mr. Freebairn holds a B.A. degree in english from Brigham Young University and an M.B.A. degree from the University of Phoenix.

  Joseph A. Staples. Mr. Staples serves as AVT's Senior Vice President of Worldwide Marketing. Prior to joining AVT on February 26, 1996, Mr. Staples was Vice President of Marketing at Callware Technologies,

Inc., a developer of Novell Network-based call processing applications, from 1994 to 1996. Prior to that, he was Senior Product Marketing Manager for Novell, Inc. Mr. Staples holds a B.A. degree in business administration from the University of Phoenix.

  Timothy A. Wudi. Mr. Wudi serves as AVT's Senior Vice President of North American Dealer Sales. Mr. Wudi joined the Company in 1991 as Business Development Manager, and served as the Company's Vice President, U.S. Dealer Sales from 1993 until his appointment to his current position in 1996. Mr. Wudi was employed from 1990 to 1991 as National Accounts Manager at VMX Inc., a subsidiary of Octel Communications Corporation. Mr. Wudi is a C.P.A. and holds a B.S. degree in business administration, accounting and marketing from Central Michigan University.

  James S. Campbell. Mr. Campbell has served as a director of the Company since 1991. Since 1987, he has been Managing Director of Management Partners International Corporation, a management consulting firm. Previously, Mr. Campbell served as Chairman, President and Chief Executive Officer of Fortune Systems Corporation (now Connectivity Technology, Inc.), President of Shugart Corp., President of Xerox Computer Services and a Corporate Vice President of Xerox Corporation. Mr. Campbell also serves as a director of Rational Software Corp. He holds a B.A. degree in business administration from the University of Wisconsin and attended the Graduate School of Business in Wisconsin.

  Robert L. Lovely. Mr. Lovely has served as a director of the Company since 1983. He has been President of The Lovely Corporation, a travel agency system and management consulting firm, since 1984. Mr. Lovely is also Executive Vice President of Travel Automation Systems Corp., which develops and sells application software to the travel industry. Mr. Lovely also serves as a director of Westar Financial Services, Inc. Previously, he was President, Chief Executive Officer and a director of Satellite Information Systems Co., a publicly owned software development company; founder, manager and director of Illuminet, Inc., a nationwide company servicing independent telephone companies; and founder, manager, Chief Executive Officer and director of Allied Data Inc., an information services company. Mr. Lovely holds a B.A. degree in mathematics from Washington State University and an M.B.A. degree from Pacific Lutheran University.

  William L. True. Mr. True has served as a director of the Company since 1985, serving as Chairman of the Company's Board from 1990 to 1994. Mr. True has also been Chairman of the Board of Gull Industries, Inc. ("Gull"), a privately held full-line petroleum distributor in the Pacific Northwest and a principal shareholder of the Company, since 1990. Prior to that, Mr. True served as Executive Vice President and a Director of Gull from 1989 to 1990. Mr. True also serves on the boards of the Seattle Art Museum and the Pike Place Market Foundation, where he is President. Mr. True holds a B.A. degree from Duke University.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1997, as adjusted to reflect the sale by the Company of 717,000 shares of Common Stock and the sale by the Selling Shareholders of 883,000 shares of Common Stock in this offering (in each case assuming no exercise of the Underwriters' over-allotment option), for (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company for the year ended December 31, 1996, (iv) all directors and executive officers of the Company as a group, and (v) the Selling Shareholders.

                                  SHARES                    SHARES
                               BENEFICIALLY              BENEFICIALLY    NUMBER OF
                              OWNED PRIOR TO              OWNED AFTER      SHARES
                                OFFERING(1)    SHARES     OFFERING(1)      UNDER
                             -----------------  TO BE  -----------------  UNVESTED
NAME AND ADDRESS              NUMBER   PERCENT  SOLD    NUMBER   PERCENT OPTIONS(2)
----------------             --------- ------- ------- --------- ------- ----------
Gull Industries, Inc......   1,254,726  21.8%  750,000   504,726   7.6%        --
 3404-4th Avenue South
 Seattle, WA 98124
William L. True(3)........   1,262,476  21.9%  750,000   512,476   7.7%     2,000
 3404-4th Avenue South
 Seattle, WA 98124
Richard J. LaPorte(4).....     354,408   5.8%   70,000   284,408   4.1%   120,000
Greg R. Blanpied(5).......      80,673   1.4%   30,000    50,673     *     25,000
Roger A. Fukai(6).........      82,025   1.4%   20,000    62,025     *     85,000
Robert L. Lovely(7).......      37,500     *     8,000    29,500     *      2,000
Timothy A. Wudi(8)........      38,135     *        --    38,135     *     33,365
James S. Campbell(9)......       6,000     *        --     6,000     *      2,000
Michael (Corey)
 Freebairn(10)............      19,520     *        --    19,520     *     20,680
Joseph A. Staples(11).....      17,875     *     5,000    12,875     *     24,700
All directors and
executive officers as a
group (9 persons)(2)(12)..   1,898,612  29.8%  883,000 1,015,612  15.4%   314,745

-------
  *  Less than 1%
 (1) Based on information furnished by the persons and entities named in the table, and unless otherwise indicated, the Company believes that such persons and entities have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) Shares issuable upon exercise of stock options that are not currently exercisable or exercisable within 60 days.
 (3) Includes 1,254,726 shares owned by Gull. Mr. True is Chairman of the Board of Gull, and shares voting power and the ability to control the disposition of such shares. Shares beneficially owned by Mr. True include 7,750 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (4) Includes 351,708 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (5) Represents shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (6) Includes 82,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (7) Includes 24,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (8) Includes 35,634 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
 (9) Includes 4,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(10) Includes 19,320 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(11) Includes 17,650 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(12) Includes 622,735 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC, Cowen & Company and Piper Jaffray inc. (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common
Stock:

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Hambrecht & Quist LLC...........................................
      Cowen & Company.................................................
      Piper Jaffray inc...............................................
                                                                       ---------
        Total......................................................... 1,600,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent accountants. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other
dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

  The Company and one of the Selling Shareholders, Gull Industries, Inc., have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 240,000 (183,750 from the Company and 56,250 from such Selling Shareholder) additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the number of shares of Common Stock offered hereby. The Company and such Selling Shareholder will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Underwriters have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company and certain shareholders of the Company, including the Company's executive officers and directors, who will own in the aggregate 1,015,612 shares of Common Stock after this offering (including shares of Common Stock issuable upon the exercise of certain outstanding options), have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock owned by them during the 90-day period following the date of this Prospectus.

  In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. The rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchase on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling-off" period.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Perkins Coie, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Underwriters by Venture Law Group, Kirkland, Washington.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included elsewhere in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. (450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549) and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such materials also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is an electronic filer and the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is traded on the Nasdaq National Market.

  This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the Commission's rules and regulations. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. The statements in this Prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated herein by reference, a copy of which is filed as an exhibit to either the Registration Statement or other filings by the Company with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants...................................  F-2
Consolidated Balance Sheets as of December 31, 1995, December 31, 1996 and
 September 30, 1997 (unaudited)............................................  F-3
Consolidated Statements of Income for each of the three years ended Decem-
 ber 31, 1996 and for the nine months ended September 30, 1996 and 1997
 (unaudited)...............................................................  F-4
Consolidated Statements of Shareholders' Equity for each of the three years ended December 31, 1996 and for the nine months ended September 30, 1997
 (unaudited)...............................................................  F-5
Consolidated Statements of Cash Flows for each of the three years ended De-
 cember 31, 1996 and for the nine months ended September 30, 1996 and 1997
 (unaudited)...............................................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
of Applied Voice Technology, Inc.

  We have audited the accompanying consolidated balance sheets of Applied Voice Technology, Inc. (a Washington corporation) and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Voice Technology, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Seattle, Washington
January 24, 1997

                         APPLIED VOICE TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31,    SEPTEMBER 30,
                                             ----------------     1997
                                              1995     1996   -------------
                                             -------  -------  (UNAUDITED)
ASSETS                                              (IN THOUSANDS)
Current assets:
  Cash and cash equivalents................. $12,249  $12,195    $16,652
  Short-term investments....................  12,197   15,484     11,864
  Accounts receivable, less allowance for
   doubtful accounts of $483,000, $606,000,
   and $674,000 (unaudited).................   4,755    6,106      6,940
  Inventories...............................   1,728    2,458      4,530
  Deferred income taxes.....................     891    1,056      2,605
  Prepaid expenses and other................     994      502        855
                                             -------  -------    -------
    Total current assets....................  32,814   37,801     43,446
Equipment and leasehold improvements, net...     954    1,479      2,027
Intangibles, net............................   3,164    6,847      6,021
                                             -------  -------    -------
                                             $36,932  $46,127    $51,494
                                             =======  =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................... $ 1,103  $ 2,033    $ 2,067
  Other current liabilities.................   1,493    3,967      3,347
  Note payable--current portion.............     537      586        464
  Income taxes payable......................      11      345      1,893
                                             -------  -------    -------
    Total current liabilities...............   3,144    6,931      7,771
                                             -------  -------    -------
Note payable................................     899      313         --
Commitments.................................
Shareholders' equity:
  Preferred stock, par value $.01 per share,
   1,000,000 shares authorized; none
   outstanding..............................      --       --         --
  Common stock, par value $.01 per share,
   30,000,000 shares authorized; 5,144,040,
   5,425,713, and 5,759,089 (unaudited)
   shares outstanding.......................      51       54         57
  Additional paid-in capital................  24,222   28,267     30,418
  Retained earnings.........................   8,650   10,562     13,248
  Deferred compensation.....................     (34)      --         --
                                             -------  -------    -------
    Total shareholders' equity..............  32,889   38,883     43,723
                                             -------  -------    -------
                                             $36,932  $46,127    $51,494
                                             =======  =======    =======

     See the accompanying notes to these consolidated financial statements.

                         APPLIED VOICE TECHNOLOGY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                     ----------------------- ------------------
                                      1994    1995    1996     1996      1997
                                     ------- ------- ------- --------  --------
                                                                (UNAUDITED)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................... $28,761 $31,284 $44,127 $ 31,457  $ 40,503
Cost of sales.......................  12,391  13,364  16,895   12,084    15,023
                                     ------- ------- ------- --------  --------
  Gross profit......................  16,370  17,920  27,232   19,373    25,480
                                     ------- ------- ------- --------  --------
Operating expenses:
  Research and development..........   2,671   2,732   4,149    3,029     4,747
  Selling, general and
   administrative...................   8,357   8,458  14,509   10,565    13,422
  Write-off of purchased, in-process
   research and development.........      --      --   4,140    4,140     3,898
                                     ------- ------- ------- --------  --------
    Total operating expenses........  11,028  11,190  22,798   17,734    22,067
                                     ------- ------- ------- --------  --------
Operating income....................   5,342   6,730   4,434    1,639     3,413
                                     ------- ------- ------- --------  --------
Other income:
  Interest income...................     199   1,063     909      618       634
  Other.............................      95      53      10       32       149
                                     ------- ------- ------- --------  --------
    Other income....................     294   1,116     919      650       783
                                     ------- ------- ------- --------  --------
Income before income tax expense....   5,636   7,846   5,353    2,289     4,196
Income tax expense..................   1,398   2,512   3,419    2,315     1,510
                                     ------- ------- ------- --------  --------
Net income (loss)................... $ 4,238 $ 5,334 $ 1,934 $    (26) $  2,686
                                     ======= ======= ======= ========  ========
Primary income (loss) per common
 share.............................. $  1.00 $  0.94 $  0.33 $    (--) $   0.44
Weighted average common and common
 equivalent shares outstanding......   4,242   5,697   5,837    6,064     6,160
Fully diluted net income per common
 share..............................      *       *       *        *   $   0.42
Weighted average common and common
 equivalent shares outstanding......      *       *       *        *      6,391

---------------------
 * Primary and fully diluted net income per common share not materially different.


     See the accompanying notes to these consolidated financial statements.

                         APPLIED VOICE TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                            COMMON STOCK     ADDITIONAL                            TOTAL
                          ------------------  PAID-IN     DEFERRED   RETAINED  SHAREHOLDERS'
                            SHARES    AMOUNT  CAPITAL   COMPENSATION EARNINGS     EQUITY
                          ----------  ------ ---------- ------------ --------  -------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31,
 1993...................   3,543,191   $35    $ 5,931      $(227)    $  (944)     $ 4,795
Issuance of shares in
 public offering, net of
 underwriting discount
 and $497,000 of
 offering expenses......   1,350,000    14     15,811         --          --       15,825
Exercise of stock
 options................      10,401    --         32         --          --           32
Stock compensation ex-
 pense..................          --    --         --        108          --          108
Net income..............          --    --         --         --       4,238        4,238
                          ----------   ---    -------      -----     -------      -------
Balance at December 31,
 1994...................   4,903,592    49     21,774       (119)      3,294       24,998
Unrealized gain on in-
 vestments..............          --    --         --         --          22           22
Exercise of
 overallotment option
 from initial public of-
 fering.................     168,750     1      2,039         --          --        2,040
Exercise of stock
 options................      71,698     1        409         --          --          410
Stock compensation ex-
 pense..................          --    --         --         85          --           85
Net income..............          --    --         --         --       5,334        5,334
                          ----------   ---    -------      -----     -------      -------
Balance at December 31,
 1995...................   5,144,040    51     24,222        (34)      8,650       32,889
Unrealized loss on
 investments............          --    --         --         --         (22)         (22)
Exercise of stock op-
 tions..................     118,374     1        617         --          --          618
Stock compensation ex-
 pense..................          --    --         --         34          --           34
Stock issued in
 acquisition............     163,299     2      3,428         --          --        3,430
Net income..............          --    --         --         --       1,934        1,934
                          ----------   ---    -------      -----     -------      -------
Balance at December 31,
 1996...................   5,425,713    54     28,267         --      10,562       38,883
Stock issued in
 acquisition
 (unaudited)............      95,516     1         --         --          --            1
Exercise of stock
 options (unaudited)....     237,860     2      2,151         --          --        2,153
Net income (unaudited)..          --    --         --         --       2,686        2,686
                          ----------   ---    -------      -----     -------      -------
Balance at September 30,
 1997 (unaudited).......   5,759,089   $57    $30,418      $  --     $13,248      $43,723
                          ==========   ===    =======      =====     =======      =======

     See the accompanying notes to these consolidated financial statements.

                         APPLIED VOICE TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                -------------------------  ------------------
                                 1994     1995     1996      1996      1997
                                -------  -------  -------  --------  --------
                                                              (UNAUDITED)
                                             (IN THOUSANDS)
Cash flows from operating
 activities:
  Net income (loss)............ $ 4,238  $ 5,334  $ 1,934  $    (26) $  2,686
                                -------  -------  -------  --------  --------
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating
 activities:
  Depreciation and
   amortization................     427      809    1,395     1,035     1,489
  Write-off of purchased, in-
   process research and
   development.................      --       --    4,140     4,140     3,898
  Stock compensation expense...     108       85       34        34        --
  Changes in current assets and
   liabilities:
    Accounts receivable........     (19)  (1,732)       5       895      (557)
    Inventories................      70     (332)    (551)     (518)   (1,349)
    Deferred income taxes......    (671)       2     (137)        4    (1,549)
    Prepaid expenses and other
     assets....................      40     (539)    (237)      (12)     (355)
    Accounts payable...........     134       60      241       (69)     (100)
    Accrued compensation and
     benefits..................    (342)     (80)     514       729       (44)
    Income taxes payable.......     870     (859)     546      (576)    1,548
    Other accrued liabilities..     440     (460)     271       (13)      185
                                -------  -------  -------  --------  --------
    Total adjustments..........   1,057   (3,046)   6,221     5,649     3,166
                                -------  -------  -------  --------  --------
    Net cash provided by
     operating activities......   5,295    2,288    8,155     5,623     5,852
                                -------  -------  -------  --------  --------
Cash flows from investing
 activities:
  Purchase of equipment and
   leasehold improvements......    (432)    (691)    (930)     (647)     (954)
  Cash paid in acquisition, net
   of cash acquired............      --       --   (3,318)   (3,318)   (5,052)
  Purchase of short-term
   investments.................      --  (12,175)  (3,309)       --        --
  Net proceeds from the sale of
   investments.................      --       --       --     4,037     3,620
  Other intangibles and long-
   term assets.................     148   (1,807)      --      (397)      (29)
                                -------  -------  -------  --------  --------
    Net cash used in investing
     activities................    (284) (14,673)  (7,557)     (325)   (2,415)
                                -------  -------  -------  --------  --------
Cash flows from financing
 activities:
  Net proceeds from initial
   public offering.............  15,825       --       --        --        --
  Net proceeds from
   overallotment exercise......      --    2,040       --        --        --
  Repayment of long-term debt..      --     (289)    (983)     (399)     (435)
  Proceeds from sale of common
   stock.......................      32      198      331       302     1,455
                                -------  -------  -------  --------  --------
    Net cash provided by (used
     in) financing activities..  15,857    1,949     (652)      (97)    1,020
                                -------  -------  -------  --------  --------
    Net increase (decrease) in
     cash......................  20,868  (10,436)     (54)    5,201     4,457
Cash and cash equivalents at
 beginning of period...........   1,817   22,685   12,249    12,249    12,195
                                -------  -------  -------  --------  --------
Cash and cash equivalents at
 end of period................. $22,685  $12,249  $12,195  $ 17,450  $ 16,652
                                =======  =======  =======  ========  ========
Cash paid for interest......... $    --  $    44  $   129  $    106  $     47

     See the accompanying notes to these consolidated financial statements.

                        APPLIED VOICE TECHNOLOGY, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Applied Voice Technology, Inc. (the Company), a Washington corporation, provides software-based computer-telephony products for medium-sized enterprises. The Company's products address the voice messaging, call center, fax server and production fax markets and are distributed primarily through independent distributors and value-added resellers. The consolidated financial statements include the accounts of all subsidiaries, all of which are wholly owned. All intercompany accounts have been eliminated.

 Interim Financial Information

  The financial information for the nine months ended September 30, 1996 and 1997 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Operating results for the September 30, 1996 and 1997 periods are not necessarily indicative of the results that may be expected for the entire year.

 Cash and Cash Equivalents

  The Company's policy is to invest cash in excess of operating requirements in income-producing investments. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include all cash balances and highly liquid investments in a money market fund. Investments are recorded at cost, which approximates market prices.

 Inventories

  Inventories consist primarily of computer assemblies, components and related equipment, and are stated at the lower of cost (first-in, first-out) or market (net realizable value). Inventory consists of the following:

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                    1995    1996       1997
                                                   ------- ------- -------------
                                                          (IN THOUSANDS)
   Raw materials and service parts................ $ 1,477 $ 2,193    $ 4,193
   Finished goods.................................     251     265        337
                                                   ------- -------    -------
                                                   $ 1,728 $ 2,458    $ 4,530
                                                   ======= =======    =======

 Equipment and Leasehold Improvements

  Equipment and leasehold improvements are stated at cost and are depreciated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Equipment and leasehold improvements consist of the following:

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1995     1996        1997
                                                 -------  -------  -------------
                                                        (IN THOUSANDS)
   Computers and other equipment................ $ 3,016  $ 4,015     $ 5,004
   Leasehold improvements.......................     311      339         421
   Furniture and fixtures.......................     256      372         382
                                                 -------  -------     -------
                                                   3,583    4,726       5,807
   Less accumulated depreciation................  (2,629)  (3,247)     (3,780)
                                                 -------  -------     -------
   Equipment and leasehold improvements, net.... $   954  $ 1,479     $ 2,027
                                                 =======  =======     =======

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

 Intangibles

  Goodwill is being amortized using the straight-line method over its estimated useful life of seven years. License agreements are amortized using the straight-line method over the remaining lives of the related patents, which range from approximately 6 to 12 years.

                                                   DECEMBER 31,
                                                  ---------------  SEPTEMBER 30,
                                                   1995    1996        1997
                                                  ------  -------  -------------
                                                         (IN THOUSANDS)
   Goodwill on RightFAX acquisition.............. $   --  $ 4,070     $ 4,070
   License agreements............................  3,622    4,068       4,516
                                                  ------  -------     -------
                                                   3,622    8,138       8,586
   Less accumulated amortization.................   (458)  (1,291)     (2,565)
                                                  ------  -------     -------
   Intangibles, net.............................. $3,164  $ 6,847     $ 6,021
                                                  ======  =======     =======

 Other Current Liabilities

                                                     DECEMBER 31,
                                                    -------------- SEPTEMBER 30,
                                                     1995   1996       1997
                                                    ------ ------- -------------
                                                           (IN THOUSANDS)
   Accrued compensation and benefits............... $  644 $ 1,252    $ 1,208
   Acquisition costs...............................     --   1,408         --
   Deferred maintenance revenue....................    362     519      1,062
   Other...........................................    487     788      1,077
                                                    ------ -------    -------
   Other current liabilities....................... $1,493 $ 3,967    $ 3,347
                                                    ====== =======    =======

 Use of Estimates

  The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Revenues from sales to dealers are recognized when the products are shipped. When the Company has an installation obligation, revenues are recognized when product installation is complete. Revenues from extended warranty agreements are recognized over the lives of the related service contracts on the straight-line method. The Company accrues estimated costs of technical support to customers as related revenues are recognized.

 Research and Development Costs

  Research and development costs are expensed as incurred. The Company has not capitalized any software development costs, as technological feasibility is not generally established until substantially all development is complete.

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

 Net Income Per Share

  Net income per share is determined based on the adjusted net income, divided by the weighted average number of shares of common stock and equivalents, using the treasury stock method. Net income used in the calculation includes the addition of hypothetical interest on additional proceeds remaining under the treasury stock method using an average rate of return that the Company has received on its investments. Common stock equivalents include common stock options and warrants, as well as additional shares to be issued in connection with the RightFAX earn out.

 Concentration of Credit Risk; Export Sales

  The Company achieves broad U.S. market coverage for its products primarily through a nationwide network of telephony-oriented dealers and computer-oriented value-added resellers. For the year ended December 31, 1996 and the nine months ended September 30, 1997, no customer represented 10% or greater of the Company's sales. The Company's largest customer represented 12.4% and 12.1% of net sales for the years ended December 31, 1994 and 1995, respectively. No other customer represented more than 10% of net sales in any year. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, no collateral is required.

  The Company's export sales were as follows:

                                                                    NINE MONTHS
                                              YEAR ENDED DECEMBER      ENDED
                                                      31,          SEPTEMBER 30,
                                              -------------------- -------------
                                               1994   1995   1996   1996   1997
                                              ------ ------ ------ ------ ------
                                                        (IN THOUSANDS)
   Canada.................................... $2,135 $2,055 $2,660 $1,753 $2,325
   Other.....................................  1,665  2,315  5,338  3,721  5,960
                                              ------ ------ ------ ------ ------
                                              $3,800 $4,370 $7,998 $5,474 $8,285
                                              ====== ====== ====== ====== ======

2. INCOME TAXES

  Income taxes are provided for in the consolidated statements of income using the asset and liability method. The difference between the provision for income taxes and the statutory tax rate applied to income before income tax expense is due to certain expenses not being deductible for tax purposes, research and experimentation credits and the reduction of valuation allowances as the Company realized the benefits of net operating loss carryforwards.

  The following is a reconciliation from the U.S. statutory rate to the effective tax rate:

                                                                          1997
                              1994          1995          1996        (ANNUALIZED)
                          -------------  ------------  ------------  --------------
                          AMOUNT    %    AMOUNT   %    AMOUNT   %    AMOUNT     %
                          ------  -----  ------  ----  ------  ----  -------- -----
                                        (DOLLARS IN THOUSANDS)
Tax at statutory rate...  $1,916   34.0% $2,667  34.0% $1,820  34.0% $ 1,427   34.0%
Research and experimen-
 tation credit..........    (306)  (5.4)    (45) (0.6)    (69) (1.3)    (105)  (2.5)
Write-off of purchased,
 in-process research and
 development............      --     --      --    --   1,408  26.3       --     --
Change in valuation al-
 lowance................    (604) (10.7)     --    --      --    --       --     --
Nontaxable interest in-
 come...................      --     --    (148) (1.9)   (217) (4.0)    (192)  (4.6)
State taxes and other...     392    6.9      38   0.5     477   8.9      380    9.1
                          ------  -----  ------  ----  ------  ----  -------  -----
Income tax expense......  $1,398   24.8% $2,512  32.0% $3,419  63.9% $ 1,510   36.0%
                          ======  =====  ======  ====  ======  ====  =======  =====

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

  Deferred taxes result from temporary differences relating to bad debt and obsolescence reserves, depreciation and amortization and other accruals that are expensed for financial reporting, but are not currently deductible for income tax purposes.

  Income tax expense and cash paid for income taxes are as follows:

                                            YEAR ENDED DECEMBER     NINE MONTHS
                                                    31,                ENDED
                                            ---------------------  SEPTEMBER 30,
                                             1994    1995   1996       1997
                                            ------  ------ ------  -------------
                                                      (IN THOUSANDS)
   Current................................. $2,069  $2,510 $3,556     $3,059
   Deferred................................   (671)      2   (137)    (1,549)
                                            ------  ------ ------     ------
     Total income tax expense.............. $1,398  $2,512 $3,419     $1,510
                                            ======  ====== ======     ======
   Cash paid for income taxes.............. $1,199  $3,677 $3,010     $1,511
                                            ======  ====== ======     ======

  Significant components of the Company's deferred tax asset as of September 30, 1997, December 31, 1996 and 1995 are as follows:

                                                        DECEMBER
                                                           31,
                                                       ----------- SEPTEMBER 30,
                                                       1995  1996      1997
                                                       ---- ------ -------------
                                                            (IN THOUSANDS)
   Deferred tax assets:
     Accounts receivable allowances................... $172 $  244    $  242
     Inventory........................................  129    118       115
     Depreciation and amortization....................  205    195       422
     Accrued compensation and benefits................   83    137       145
     Purchased research and development...............   --     --     1,310
     Other............................................  302    362       371
                                                       ---- ------    ------
   Net deferred tax assets............................ $891 $1,056    $2,605
                                                       ==== ======    ======

3. SHAREHOLDERS' EQUITY

  The Company has stock option plans under which employees, directors, officers and other agents may be granted options to purchase common stock. The Company has reserved approximately 1,860,000 shares of common stock for issuance pursuant to these plans upon exercise of outstanding options and upon exercise of options to be granted in the future. Options generally vest over three to four years and expire 10 years from the date of grant. The options are exercisable at prices determined at the discretion of the Board of Directors. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized based on the difference between the exercise price and fair market value at the date of grant, if any. Had compensation cost for stock option grants made in 1995 and 1996 been determined using the fair value method consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                              YEAR ENDED DECEMBER   NINE MONTHS
                                                      31,              ENDED
                                             --------------------- SEPTEMBER 30,
                                                1995       1996        1997
                                             ---------- ---------- -------------
   Net Income:        As Reported..........  $5,334,000 $1,934,000  $2,686,000
                      Pro Forma............   5,324,000    793,000   1,586,000
   Primary EPS:       As Reported..........  $     0.94 $     0.33  $     0.44
                      Pro Forma............        0.94       0.16        0.28
   Fully diluted EPS: As Reported..........         n/a        n/a  $     0.42
                      Pro Forma............         n/a        n/a        0.26

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the nine months ended September 30, 1997: risk-free interest rates of 6.85%; expected lives of five years; expected volatility of 49%; and $0 dividends. For 1996 and 1995 the following assumptions were used: risk-free interest rates of 6.25%; expected lives of five years; expected volatility of 45%; and $0 dividends.

  Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

 Stock Option Plans

  A summary of the status of the Company's stock option plans at December 31, 1994, 1995 and 1996, and at September 30, 1997, and the changes during the periods then ended, is presented in the table and narrative below:

                                              DECEMBER 31,
                         ----------------------------------------------------------    SEPTEMBER 30,
                               1994               1995                1996                 1997
                         ------------------ ------------------ -------------------- --------------------
                                  WTD. AVG.          WTD. AVG.            WTD. AVG.            WTD. AVG.
                         SHARES   EX. PRICE SHARES   EX. PRICE  SHARES    EX. PRICE  SHARES    EX. PRICE
                         -------  --------- -------  --------- ---------  --------- ---------  ---------
Outstanding at beg. of
 period................. 821,729    $2.55   809,175   $ 2.74     738,284   $ 2.95   1,450,365   $ 8.87
Granted.................  30,625     8.43    16,487    15.56     891,900    13.26     116,600    14.76
Exercised............... (10,401)    3.00   (71,699)    2.76    (118,374)    2.82    (237,858)    6.11
Canceled................ (32,778)    3.33   (15,679)    5.86     (61,445)   13.02     (29,735)   14.05
                         -------            -------            ---------            ---------
Outstanding at end of
 period................. 809,175     2.74   738,284     2.95   1,450,365     8.87   1,299,372     9.79
                         -------            -------            ---------            ---------
Exercisable at end of
 period................. 616,177     2.61   657,619     2.61     598,236     2.76     706,934     6.72
Weighted average fair
 value of options
 granted................               --             $ 7.50               $ 5.77               $ 7.59

  Options outstanding have exercise prices ranging from $1.00 to $19.00 per share, with weighted average remaining contractual lives of 7.2 and 6.9 years at December 31, 1996 and September 30, 1997, respectively. At September 30, 1997, 335,416 shares of the Company's common stock were available for future grant under the Company's stock option plans.

 Warrants

  At September 30, 1997, there were outstanding warrants to purchase 100,000 shares of the Company's common stock. The warrants were issued in connection with the Telcom Technologies Inc. acquisition discussed in Note 8 below.

4. LINE OF CREDIT

  At September 30, 1997, the Company had a $4.0 million unsecured revolving line of credit, none of which was used during the years ended December 31, 1995 and 1996. The Company's line of credit expires in May 1999 and contains certain financial covenants and restrictions as to various matters, including the Company's ability to pay cash dividends without the bank's prior approval. The Company is currently in compliance with such financial covenants and restrictions. Borrowings under the line of credit bear interest at the bank's prime rate or, at the Company's option, its interbank offering rate plus 1.50%. At September 30, 1997, the bank's prime rate was 8.5%, and its interbank offering rate was 5.6%.

5. SHORT-TERM INVESTMENTS

  The Company has classified its investments as "available-for-sale" and recorded these investments at estimated fair value, with unrealized gains and losses, when material, reported as a component of shareholders' equity.

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

  Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to interest income over the term of the investment. The cost of securities sold is based upon the specific identification method. Available-for-sale securities as of December 31, 1996 consisted of municipal notes and bonds whose amortized cost approximates estimated fair value. The average maturity for these investments is four months.

6. COMMITMENTS

 Leases

  The Company leases its office space under noncancelable operating leases. Rent expense under the noncancelable leases amounted to $618,000 in 1994, $520,000 in 1995, $654,000 in 1996 and $439,000 and $661,000 for the nine-
month periods ended September 30, 1996 and 1997, respectively. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

     1998................................................................ $1,087
     1999................................................................  1,054
     2000................................................................    752
     2001................................................................    782
     2002................................................................    786
                                                                          ------
                                                                          $4,461
                                                                          ======

 Retirement Savings Plan

  The Company offers a 401(k) profit-sharing plan to substantially all of its employees. Company contributions are determined annually and are at the discretion of the Board of Directors. Contributions made to the plan were $43,000 in 1994, $40,000 in 1995, $54,000 in 1996 and $165,000 in the nine months ended September 30, 1997.

 License Agreements

  In connection with the acquisition of a business in 1989, the Company agreed to make royalty payments from future sales of the Company's products, up to a maximum of $2,800,000 in total, payable up to $70,000 per quarter, before adjustment for increases in the consumer price index. In February 1995, the Company made a prepayment of $1,808,000 to satisfy this royalty commitment. This intangible is being amortized over the remainder of the original agreement's term (67 months). Amounts charged to expense under this agreement were $331,000 in 1994, $324,000 in each of 1995 and 1996 and $243,000 in each of the nine-month periods ended September 30, 1996 and 1997.

  In addition to the agreement mentioned above, the Company has two nonexclusive licenses to sell products using patented technology. In exchange for the licenses, the Company has made quarterly payments equal to 6% of net revenues from sales of components utilized in the Company's products that use the licensed technology.

  In September 1995, the Company renegotiated its royalty obligation for one of these licenses by issuing a note in the amount of $1,937,000, payable in 12 equal quarterly installments of $161,417 each, with the first installment paid upon the signing of the agreement. The Company accrues interest expense at an imputed rate of 8.75% per annum. The Company recorded an intangible for this prepayment in the amount of

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)
$1,725,000. The intangible is being amortized on a straight-line basis over the remaining average lives of the related patents (approximately 12 years).

  In July 1996, the Company renegotiated its royalty obligation for the second license by issuing a note in the amount of $450,000, payable over two quarters, with the first installment paid upon the signing of the agreement. The Company accrued interest expense at an imputed rate of 8.5% per annum. This note was satisfied at December 31, 1996. The Company recorded an intangible for this prepayment in the amount of $446,000. The intangible is being amortized on a straight-line basis over the remaining average lives of the related patents (approximately seven years). Amounts charged to expense for the two nonexclusive licenses were $598,000 in 1994, $533,000 in 1995, $212,000 in 1996 and $158,000 in each of the nine-month periods ended September 30, 1996 and 1997.

7. SUPPLEMENTAL INFORMATION--VALUATION AND QUALIFYING ACCOUNTS

                         BALANCE AT CHARGED TO CHARGED                 BALANCE
                         BEGINNING  COSTS AND  TO OTHER                AT END
      DESCRIPTION        OF PERIOD   EXPENSES  ACCOUNTS DEDUCTIONS(1) OF PERIOD
      -----------        ---------- ---------- -------- ------------- ---------
                                             (IN THOUSANDS)
Allowance for doubtful
 accounts:
  December 31, 1994.....    $436       227        --         168        $495
  December 31, 1995.....    $495        77        --          89        $483
  December 31, 1996.....    $483       248        --         125        $606
  September 30, 1997....    $606       137         5          74        $674

--------
(1) Amounts include write-offs of accounts receivable deemed uncollectable.

8. BUSINESSES ACQUIRED

  On January 2, 1996, the Company acquired RightFAX, Inc. (RightFAX), a privately held developer of fax server software for local area networks, through a merger of RightFAX into a wholly owned subsidiary of the Company. The purchase price for the acquisition paid at the closing was $4.2 million in cash plus 163,000 shares of the Company's common stock. In addition, the Company paid consideration of $1.4 million in cash and issued 95,000 shares of the Company's common stock in 1997 relating to the 1996 earn out and guaranteed value of the Company's common stock. As a result of the earn out, the Company recorded an additional $2.0 million of goodwill at December 31, 1996. The former shareholders of RightFAX are entitled to receive additional consideration of up to $1.8 million in a combination of cash and the Company's common stock over the next two years, if certain revenue and profit margin goals are achieved by RightFAX.

  The pro forma unaudited operating results of the Company in the above transaction for the year ended December 31, 1995, assuming the acquisition had been made as of January 1, 1995, are summarized below:

                                                                     PRO FORMA
                                                             ACTUAL  (UNAUDITED)
                                                             ------- ----------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                   DATA)
     Net sales.............................................. $31,284  $37,405
     Net income............................................. $ 5,334  $ 5,866
     Net income per common share............................ $  0.94  $  1.00
     Weighted average common shares outstanding.............   5,697    5,888

                        APPLIED VOICE TECHNOLOGY, INC.

     (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                  UNAUDITED)

  These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization resulting from allocating a portion of the purchase price to goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1995, or future results of operations of the consolidated entity.

  On January 3, 1997, the Company acquired selected assets and liabilities of Telcom Technologies Inc., a developer of NT-based open-architecture automatic call distribution systems. The purchase price for the acquisition was $3.5 million in cash, plus warrants to purchase 100,000 shares of the Company's common stock at $13.36 per share, which may be exercised at any time prior to January 3, 2002. The Company accounted for the business combination as a purchase and recognized a nonrecurring charge of $3.9 million in the first quarter of 1997, representing the value of the purchased, in-process research and development.

 9. NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which is effective for periods beginning after December 15, 1997. SFAS 128 establishes new standards for computing and presenting earnings per share
(EPS). Companies will report basic EPS and diluted EPS compared to primary and fully diluted EPS, which are currently reported. Under the new standard, the Company's basic EPS for the nine months ended September 30, 1997, was net income of $0.48 per share. The diluted EPS is equivalent to the reported primary EPS.

10. SUBSEQUENT EVENTS (UNAUDITED)

  On October 22, 1997, the Company acquired all the outstanding capital stock of CommercePath, Inc. (CommercePath) from Forest City Trading Group, Inc. for $10.7 million in cash. In connection with the acquisition, the Company also granted options to purchase 120,000 shares of the Company's common stock, at an exercise price of $28.09 per share, to two executive officers of CommercePath. The Company will account for the business combination as a purchase and expects to record a nonrecurring charge of approximately $7.2 million in the fourth quarter of 1997, representing the value of the purchased, in-process research and development, and to record approximately $1.9 million of goodwill that it will amortize over seven years.

  In October 1997, the Company filed a registration statement with the Securities and Exchange Commission for the registration of 1,840,000 shares of common stock, of which 717,000 shares are being offered by the Company, 883,000 shares are being offered by selling shareholders and the remaining 240,000 shares may be offered by the Company and one of the selling shareholders upon the exercise of the underwriters' over-allotment option.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Incorporation of Certain Documents by Reference.........................   2
  Prospectus Summary......................................................   3
  Risk Factors............................................................   5
  Use of Proceeds.........................................................   9
  Price Range of Common Stock.............................................   9
  Dividend Policy.........................................................   9
  Capitalization..........................................................  10
  Selected Consolidated Financial Data....................................  11
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  12
  Business................................................................  20
  Management..............................................................  30
  Principal and Selling Shareholders......................................  32
  Underwriting............................................................  33
  Legal Matters...........................................................  34
  Experts.................................................................  34
  Available Information...................................................  34
  Index to Consolidated Financial Statements.............................. F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,600,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------

                               HAMBRECHT & QUIST
                                COWEN & COMPANY
                               PIPER JAFFRAY INC.

                                        , 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses of the registrant in connection with the issuance and distribution of the securities being registered (all amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee).

      Securities and Exchange Commission registration fee............. $ 15,334
      NASD filing fee.................................................    5,560
      Nasdaq National Market listing fee..............................   14,340
      Printing and engraving expenses.................................   75,000
      Blue sky filing fees and expenses...............................    2,000
      Legal fees and expenses.........................................   75,000
      Accountants' fees and expenses..................................   75,000
      Transfer agent fees.............................................    6,000
      Miscellaneous fees and expenses.................................   31,766
                                                                       --------
        Total......................................................... $300,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors, officers, employees and agents of the registrant and those serving at the registrant's request in similar positions in any other corporation, partnership, joint venture, trust or other enterprise in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Restated Bylaws provides for indemnification of the registrant's directors and officers against all expense, liability and loss (including counsel fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director or officer is, was or becomes involved by reason of the fact that the director or officer is or was a director or officer of the registrant, or that being or having been such a director or officer or an employee of the registrant, such director or officer is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action by the director or officer in an official capacity as such a director, officer, partner, trustee, employee or agent or in any other capacity while serving as such a director, officer, partner, trustee, employee or agent. The director or officer is not indemnified for any action, suit, claim or proceeding instituted by or at the direction of the director or officer unless such action, suit, claim or proceeding is or was authorized by the registrant's Board of Directors or unless the action is to enforce the rights of indemnification. No indemnity may be provided by the registrant for acts or omissions of the indemnitee finally adjudged to be intentional misconduct or a knowing violation of law, for conduct of the indemnitee finally adjudged to be in violation of Section 23B.08.310 of the WBCA, for any transaction with respect to which it was finally adjudged that such indemnitee personally received a benefit in money, property or services to which the indemnitee was not legally entitled or if the corporation is otherwise prohibited by applicable law from paying such indemnification.

  Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 11 of the registrant's Restated Articles of Incorporation provide for limitation of director liability to the maximum extent permitted by the WBCA.

  The registrant also maintains an insurance policy insuring its directors and officers against liability for certain acts or omissions while acting in their official capacity.

  The above discussion of the WBCA and the registrant's Restated Bylaws and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Restated Bylaws and the Restated Articles of Incorporation.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1.1   Form of Underwriting Agreement
   4.1   Form of Warrant, dated January 3, 1997, issued by Applied Voice
         Technology, Inc. to shareholders of Telcom Technologies, Inc. (Exhibit
         4.1)*
   5.1   Opinion of Perkins Coie as to the legality of the securities being registered
  23.1   Consent of Arthur Andersen LLP
  23.2   Consent of Perkins Coie (included in the opinion filed as Exhibit 5.1)
  24.1   Power of Attorney (see signature page)
  27.1   Financial Data Schedule

--------
* Previously filed with, and incorporated by reference to, designated exhibit to the Company's Current Report on Form 8-K dated January 3, 1997.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Restated Articles of Incorporation and Restated Bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on October 22, 1997.

                                          APPLIED VOICE TECHNOLOGY, INC.

                                                 /s/ Richard J. LaPorte
                                          By___________________________________
                                             Richard J. LaPorte
                                             President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Richard
J. LaPorte and Roger A. Fukai as his attorneys-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on the 22nd day of October, 1997 in the capacities indicated.


             SIGNATURE                                 TITLE
             ---------                                 -----

   /s/   Richard J. LaPorte          President, Chief Executive Officer and
____________________________________ Director (Principal Executive Officer)
         Richard J. LaPorte

       /s/ Roger A. Fukai            Executive Vice President of Finance and
____________________________________ Administration and Chief Financial
          Roger A. Fukai             Officer (Principal Financial and
                                     Accounting Officer)

    /s/  James S. Campbell           Director
____________________________________
         James S. Campbell

   /s/    Robert L. Lovely           Director
____________________________________
         Robert L. Lovely

      /s/ William L. True            Director
____________________________________
          William L. True

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION                                                 PAGE NO.
 ------- -----------                                                 --------
   1.1   Form of Underwriting Agreement
   4.1   Form of Warrant, dated January 3, 1997, issued by Applied
         Voice Technology, Inc. to shareholders of Telcom
         Technologies, Inc. (Exhibit 4.1)*
   5.1   Opinion of Perkins Coie as to the legality of the
         securities being registered
  23.1   Consent of Arthur Andersen LLP
  23.2   Consent of Perkins Coie (included in the opinion filed as
         Exhibit 5.1)
  24.1   Power of Attorney (see signature page)
  27.1   Financial Data Schedule

--------
* Previously filed with, and incorporated by reference to, designated exhibit to the Company's Current Report on Form 8-K dated January 3, 1997.